Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2025

TABLE OF CONTENTS

1	HIGHLIGHTS AND RELEVANT UPDATES	4
2	CORE BUSINESS, STRATEGY AND OUTLOOK	17
3	REVIEW OF FINANCIAL RESULTS	18
4	REVIEW OF OPERATIONS AND MINE PERFORMANCE	23
5	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES	33
6	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES	39
7	FINANCIAL CONDITION AND LIQUIDITY	42
8	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES	47
9	CONTINGENCIES	49
10	CRITICAL ACCOUNTING POLICIES AND ESTIMATES	50
11	NON-GAAP FINANCIAL PERFORMANCE MEASURES	52
12	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING	58

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

MANAGEMENT’S DISCUSSION AND ANALYSIS OF OPERATIONS & FINANCIAL CONDITION

This Management’s Discussion and Analysis of Operations and Financial Condition (“MD&A”), authorized for issuance by the Board of Directors of the Company on August 6, 2025, should be read in conjunction with Allied Gold Corporation’s (“Allied” or the “Company”) condensed consolidated interim financial statements for the three and six months ended June 30, 2025 (“Condensed Consolidated Interim Financial Statements”) and the most recently issued annual consolidated financial statements for the year ended December 31, 2024 (“Consolidated Financial Statements”). All figures are in United States Dollars (“US Dollars”) unless otherwise specified. The Condensed Consolidated Interim Financial Statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

The Company has included certain non-GAAP financial performance measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial performance measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP financial performance measures employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The non-GAAP financial performance measures included in this MD&A, include:

•	Cash costs per gold ounce sold (“cash costs”), for which the most directly comparable IFRS measure is cost of sales;

•	All-in sustaining costs (“AISC”) per gold ounce sold, for which the most directly comparable IFRS measure is cost of sales;

•	Gross profit excluding Depreciation, Depletion and Amortization (“DDA”);

•	Sustaining, and non-sustaining (expansionary and exploration) capital expenditures;

•	Adjusted Net Earnings (Loss), for which the most directly comparable IFRS measure is Net Earnings (Loss); and

•	Earnings before Interest, Taxes, DDA ("EBITDA") and Adjusted EBITDA, for which the most directly comparable IFRS measure is Net Earnings (Loss).

Reconciliations and descriptions associated with the above non-GAAP financial performance measures can be found in Section 11: Non-GAAP Financial Performance Measures in this MD&A. In addition, each non-GAAP financial performance measure in this MD&A has been annotated with a reference to endnote (1). Endnotes are provided on the final page of this MD&A.

Cautionary statements regarding forward-looking information, mineral reserves and mineral resources and statements on internal controls over financial reporting can be found in Section 12: Cautionary Statements and Internal Controls Over Financial Reporting in this MD&A.

Additional information relating to the Company, not incorporated as part of this MD&A, including the Annual Information Form of the Resulting Issuer (as defined herein), is available on SEDAR+ at www.sedarplus.com and EDGAR at www.sec.gov.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

1.	HIGHLIGHTS AND RELEVANT UPDATES

Allied Gold Corporation (“Allied”, “Allied Gold” or the “Company”) is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

Allied is committed to the development of high-quality growth projects and delivering shareholder value and returns. This is achieved through investing in key operational improvements to enhance productivity, reduce costs, and increase cash flows. The aggregate ownership of management and Board members in the Company demonstrates strong alignment with shareholders and a firm commitment to value creation.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

Operational, Earnings and Cash Flows Highlights:

For the three months ended June 30, 2025, unless otherwise noted

•	Quarterly production of 91,017 gold ounces, in line with plan, and representing an 8.3% increase over the first quarter of 2025, positioning the Company to meet its guidance for the year. Production in the second quarter continued to include significant contributions from Korali-Sud, along with strong contributions from Bonikro. Second quarter production breakdown is as follows:

	For three months ended June 30, 2025	For three months ended March 31, 2025	For three months ended June 30, 2024
Sadiola	49,283	45,232	51,784
Bonikro	25,775	19,671	20,496
Agbaou	15,959	19,137	15,855
Consolidated	91,017	84,040	88,135

•	In the first half of the year, the Company continued implementing improvements to its operations, and undertook a series of operational enhancements and strategic initiatives aimed at delivering materially stronger operations going forward, beginning in the second half of the year. These included confirmatory drilling of high-grade areas, continued refinement of block models and grade-control processes, progressive mobilization of new mining equipment at Sadiola for material improvement of fleet availability and productivity, changes to mine management, hiring experienced local management including in Mali, and continued advancing waste removal at Bonikro and Agbaou to access higher grade ore in the second half of the year and next, with increased operational flexibility. These initiatives provide further confidence to guidance, with production expected on the basis of 55% in the second half of the year by comparison of 45% in the first half of the year. Third quarter production is anticipated to be comparable to the second quarter, while fourth quarter production is expected to be meaningfully higher at 118,000 to 122,000 ounces, driven mainly by higher grades. The increase in production in the second half of the year, along with operational improvements and mine sequencing, is expected to drive meaningful cost improvements.

•	Sales of 81,103 gold ounces. Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July. This will result in revenue of over $30 million recognized in the third quarter, and contribute to cost improvements per ounce sold.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

•	Total cost of sales(4) of $2,294, cash costs(1) of $2,034, and All-in Sustaining Costs (“AISC”)(1) of $2,343, reported by the Company on a per ounce sold basis, which include royalties based on higher gold prices and the amount for increased waste removal at Agbaou which will result in higher production in the second half of the year and next year. As aforementioned due to timing, ounces sold were lower than ounces produced, impacting AISC(1) per ounce sold during the quarter. The sale of those ounces in the third quarter will positively impact AISC(1). As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average realized price in excess of $3,250 per ounce for the second quarter, consolidated AISC(1) was impacted by over $100 per ounce, impacting all mines, but disproportionately higher at Sadiola where gold price alone resulted in a $250 per ounce increase.

The Company expects costs to be in line with annual guidance taking into account higher gold prices on operating costs with the aforementioned gold price-based royalties. Second half AISC(1) is anticipated to decrease and be approximately $1,850, based on a $3,000 gold price, from the normalization of timing of sales, higher production and the benefit of disproportionate operating and waste removal costs in the first half. Further, the ongoing benefits from cost control and reduction programs, the completion and commissioning of Phase 1 along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, progressive cost improvements quarter-over-quarter are expected. The impact on cash flows is magnified in the fourth quarter, when production is guided to meaningfully increase.

At Bonikro, all unitary costs metrics were in line with plan. At Agbaou, following a plan for longer term optimization and increases in mine life, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. Waste removal costs in the second quarter, in the amount of $13.2 million, had a large impact on AISC(1) over the 14,938 ounces sold. Mine sequencing and the increase in waste removal resulted in approximately $850 more AISC(1) per ounce in relation to the first quarter of 2025. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. Consequently, annual production for Agbaou, and the benefits in the second half of the year, results in a production expectation at the mid-point of guidance of approximately 83,500 ounces. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With continued contributions from Korali-Sud during the quarter, costs were impacted commensurately. Sadiola costs in the first quarter of 2025 were positively impacted by the sale of significant levels of Korali inventory from 2024. Had those ounces not been sold in the first quarter of 2025, Sadiola AISC(1) would have been approximately $2,150. As such, the change in costs in the second quarter over the first quarter is predominantly from the higher gold price and its impact on royalties.

•	In summary, actual results for the first half of the year and expectations for the second half of the year are as follows:

	Q1 2025	Q2 2025	Q3 2025	Q4 2025
Production ounces	84,040	91,017	88,000 - 91,000	118,000 - 122,000
AISC(1)	$1,811	$2,343	Second half of year at approximately $1,850

•	Operating highlights by mine for the quarter as follows:

For three months ended June 30, 2025	Production Gold Ounces	Sales Gold Ounces	Cost of Sales Per Gold Ounce Sold	Cash Cost(1) Per Gold Ounce Sold	AISC(1) Per Gold Ounce Sold
Sadiola Gold Mine	49,283	43,648	$2,493	$2,351	$2,471
Bonikro Gold Mine	25,775	22,517	$1,928	$1,384	$1,592
Agbaou Gold Mine	15,959	14,938	$2,267	$2,085	$3,104
Total	91,017	81,103	$2,294	$2,034	$2,343

•	As at June 30, 2025, the Company had cash and cash equivalents of $218.6 million. The Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn. In addition to available credit, the Company has liquidity available through future draws on the Kurmuk gold stream. Available liquidity, coupled with an anticipated step change in production and commensurate cost reduction for the remainder of the year resulting in additional flexibility from increased cash flows, positions the Company to execute on Kurmuk's remaining capital expenditures.

•	Net cash generated from operating activities for the quarter was $22.0 million. Operating cash flows before income tax paid, government settlements and movements in working capital were a strong inflow of $116.0 million, representing an increase of over 16% compared to the first quarter of 2025, despite sales ounces of 81,103 ounces versus 131,520 in the first quarter.

•	Net Loss Attributable to the Shareholders to the Company (“Attributable Net Loss”) for the three months ended June 30, 2025 were $25.4 million or $(0.22) per share. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $16.2 million or $0.14 per share. Details of the adjustments can be found in the Summary of Financial Results discussion below.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

•	EBITDA(1) and Adjusted EBITDA(1) for the three months ended June 30, 2025 were $23.0 million and $71.7 million respectively. EBITDA(1) was impacted by unrealized losses on the Company's debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

•	The Company continues to track well against plan for the Kurmuk Project, both in terms of physical completion and spend, having achieved key milestones and progress during the second quarter of 2025. The Company remains positioned to achieve the next milestones, which include:

◦	Bulk mining activities start in third quarter 2025,

◦	Completion of engineering in third quarter 2025,

◦	Mechanical erection ramp-up in third quarter 2025 in CIL area,

◦	CIL area completed in first quarter 2026,

◦	Power line completion in first quarter 2026,

◦	Commissioning start in second quarter 2026,

◦	First gold in second quarter 2026.

Being less than a year away from first production, the Company is advancing technical studies aimed at improving operational confidence and flexibility, including potential increases in plant throughput among other improvements and targeted optimizations. The Company is also advancing a detailed review of the remaining aspects of the project, including project supply chain and logistics. Notable quarterly updates include:

◦	Engineering and Procurement have achieved approximately 90% progress. Transportation of key equipment is advancing well, with delivery to site of key components such as the Carbon-in-Leach ("CIL") tanks and grinding mills.

◦	Structural fills at the plant terrace were completed.

◦	Critical areas including crushing, grinding, and CIL were handed over to the civil contractor, allowing rebar installation and concrete works:

▪	Foundation work for all CIL tanks and thickeners is complete and handed over to the Structural, Mechanical, Plate and Piping ("SMPP") contractor.

▪	Concrete casting for both the SAG and Ball mill has been finalized, marking a key milestone in plant infrastructure readiness.

▪	Works are progressing on the primary crusher, stockpile tunnel, process water tanks, and reagents facilities in line with the schedule.

◦	Key bulk earthworks progress outside the process plant area was achieved ahead of the rainy season, including:

▪	Substantial completion of the water storage dam, a critical milestone for water capture ahead of the wet season.

▪	The construction of the explosives magazine facilities is progressing as planned, with work on track to support the scheduled arrival of the first explosives on site.

▪	The construction of the airstrip has been completed, marking a key logistics, safety and security milestone for the project.

◦	SMPP contractor fabrication is progressing well, and site mobilization is advancing through a phased approach focused on erecting the permanent camp ancillary facilities.

◦	Development of the main accommodation camp is nearing completion, with key support facilities including a 1,200-person kitchen, administration building, clinic, and laundry being actively managed to accommodate the project's expanding workforce and mobilization needs.

◦	Mobilization of the mining fleet is ongoing with the site delivery expected imminently.

◦	Meanwhile, the Company completed pioneering mining activities for the establishment of access and infrastructure. Mining activities will continue throughout the year and into 2026, with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and the start of operations.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Kurmuk is expected to produce first gold by mid-2026, contributing an estimated 175,000 ounces of gold in the second half of 2026. On a year-to-date basis, $127.4 million has been spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity, with $71.3 million spent in the quarter.

A November update is planned for Kurmuk Mineral Resources and Mineral Reserves, in relation to the infill drilling effort carried thus far to support the start of mining activities, along with an exploration update on the different targets throughout the property.

The Company expects Kurmuk to produce an average of 290,000 ounces per year for the first four years and 240,000 ounces per year on average for the mine’s life, with AISC(1) below $950 per ounce.

•	Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the second quarter. Notable quarterly updates include:

•	Engineering and procurement are progressing well and essentially complete,

•	Earthworks, civil works and structural fill progressed well, handing over areas for mechanical erection,

•	The first components of the modular three-stage crushing plant have been shipped to site, and preparatory earthworks in the area are progressing,

•	The mill components arrived on site, along with structural steel and erection will commence imminently,

•	Major mechanical equipment, including the cyclones and pumps are en route and will arrive on site for installation during the third quarter,

•	Next milestones include:

◦	Third quarter focus on installation of structural steel and mechanical equipment, allowing for follow-on completion of the electrical, control and instrumentation installation,

◦	Stage 1 crusher operational late in the third quarter,

◦	Power generation expansion in November 2025,

◦	Commissioning start in November 2025.

Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant with planned project commencement in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

While the investment in the Sadiola Gold Mine Expansion Project is delineated in phases for planning purposes, these phases are part of an integrated development effort aimed at significantly increasing the Sadiola Gold Mine's production, enhancing its profitability and longevity, and reaffirming the commitment to the Company's stakeholders. This is demonstrated by the amounts invested in the Sadiola Gold Mine to date, which have allowed for a material increase in production and Mineral Reserves and advance the project to the execution phase, the planned expenditure between 2024 and 2025, and over $350 million expected to be spent from 2026 to 2028 by which time both the modified existing plant and new plant will be commissioned and functioning.

Further, the Company is conducting engineering studies to determine the optimal path for a progressive, phased expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company's phased investment, seek to improve Sadiola's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

•	Due to ongoing exploration successes and proven delivery of results, the Company has committed a further $17 million in exploration spending in incremental programs in CDI, Kurmuk and Sadiola. Total year exploration expenditure is now expected to be approximately $37 million. The Company anticipates providing updates for Sadiola in October, Kurmuk in November and CDI in January of 2026.

•	In CDI, and particularly at Agbaou, Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, with a further budget of $7.5 million for the year, the Company launched a focused initiative comprising two strategic projects aimed at accelerating this objective.

The first project targets the Agbaou West and East pits, with the goal of upgrading Inferred Mineral Resources to Indicated Mineral Resources to test for down dip extensions of known mineralization and to test for new lenses. The drilling campaign, structured in three phases, commenced in July, 2025, and is scheduled for completion in the first half of 2026. The program's goal is to add several more years to mine life.

The second project focuses on the Hire-Akissi So target, where the Company is working to confirm the presence of an underground mineable resource at grades ranging from 3 to 4 g/t of gold. This two-phase drilling program also commenced in July 2025, and is expected to conclude by late first quarter of 2026.

Allied anticipates reporting progress on these initiatives by delivering a program status update in the second quarter of 2026. Up to seven core drills will be devoted to these two programs with one other RC drill dedicated to testing new targets.

Beyond these two key initiatives, additional exploration activities will continue with a renewed focus on historic intercepts/gold-in-soil/structural and geophysical targets outside of the mine compensation areas, with particular upside potential identified in the Oumé prospect.

•	At Kurmuk, drilling will resume testing the depth extent of the Ashashire deposit with a goal to add new mineral resources and convert Inferred Mineral Resources to Indicated Mineral Resources with a further budget of $3.7 million. Drilling will continue at depth and along strike of the Dish Deposit and Tsenge Prospect with new drilling continuing at the Urchin Prospect, located close to the Ashashire haul road. Five drills will be devoted to these programs. A drone magnetic survey and an induced polarization survey (over Tsenge and Ashashire) are also planned with timing pending permitting. All of this work is aligned with the Company's strategic objective of a 5 million ounce mineral inventory at Kurmuk.

•	Sadiola will also see continued efforts with five drills dedicated to continue testing for and extending the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend and FE4 with a further budget of $5.7 million. The exploration is focused on both oxide and fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces. The horizontal and down-dip/down-plunge limits of these systems have not been defined yet and expectations of ongoing discovery/additions are high. A sixth drill will begin to follow up on other mineralized structures/ideas over the property area.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Financing and Corporate Development Highlights:

Sadiola Strategic Arrangements

In the process of reviewing its power needs and overall power supply strategy, particularly in relation to Sadiola, the Company engaged with several parties over the course of the year, and it previously announced that it was negotiating a broader arrangement that included a power supply agreement and a sale of a portion of the Company’s ownership in Sadiola with Ambrosia Investment Holding (“Ambrosia”). Subsequently, the Company also received a proposal from a third party for the purchase of a portion of Sadiola, on comparable terms. While the Company continues discussions relating to possible broader corporate transactions with Ambrosia and others, Allied has determined that selling any portion of Sadiola should not be undertaken at this time, and the pursuit of a power solution for Sadiola should be undertaken independently of broader corporate or asset level transactions. In addition to available independent power solutions being better priced and scaled, there has been considerable advancement with Sadiola that supports considerably greater value.

The Company has significantly advanced its analysis of power supply requirements for various expansion scenarios at Sadiola following the Phase 1 expansion. It has made substantial progress in assessing and negotiating the implementation of robust, proven, self-sufficient, pure-power solutions with experienced African power generation specialists. These solutions are tailored to the phased expansion approach at Sadiola, allowing for the progressive implementation of sustainable and reliable off-grid solutions. These pure-power solutions will enable the Company to deploy the optimal renewable energy penetration rate for each stage of the expansion project, improving energy supply reliability at all times, and achieving meaningful medium-term savings over the next five years, while remaining competitive in the longer term compared to the Ambrosia proposal, which had a higher capital intensity associated with a large-scale solar plant covering the requirements of the Phase 1 expansion, that led to meaningfully higher costs of power in the short to medium term.

Given the results of this process and the strategic relevance of self-reliant power supply, which has become a stated goal of the government in Mali, the Company has decided to advance the implementation of a self-reliant power generation solution for the site. This enables the Company to pursue an optimal solution for Sadiola, in collaboration with specialized and renowned partners, and where the Company also holds a significant ownership interest in the energy infrastructure. The Company is currently completing negotiations with a select group of companies for the long-term supply of energy to Sadiola. The solutions propose a phased deployment of a combination of off-grid thermal generation and solar-battery energy sources, offering a competitive levelized cost of energy compared to previous studies and the market. Allied expects to settle the framework agreements imminently and complete contract negotiations by the beginning of the fourth quarter of 2025. Amongst the many advantages of this solution, it creates more efficiency than pure solar alone, is cost effective and it is scalable to accommodate the larger expansion of Phase 2, or the incremental expansions between Phases 1 and 2 whose technical studies are being completed.

The Company concluded that it is able to execute its development strategy for Sadiola without the need to divest any stake in the asset, retaining ownership and gold-price leverage of a high-quality asset and exploration portfolio that has increased in value since the beginning of the year. Sadiola continues to stand out as a Tier-1 asset, underpinned by a strong operational base, significant mineral reserves and a leading production growth profile.

This confidence, and reasons to maintain full ownership of the asset and seek better terms with another power-solution partner, is supported by gold prices being substantially higher than at the time of engagement with the above-mentioned parties which significantly appreciates the value of the asset, the ongoing Phase 1 expansion being well advanced and on track for first gold production this year, improvements in governmental and other similar stakeholder engagements in Mali, a significantly improved and improving business environment in country, improved mine plans and management of the asset, and the advancement of engineering studies to assess the merits of a progressive expansion after Phase 1. This progressive approach targets reduced capital requirements in the medium term, leveraging the existing processing infrastructure. Furthermore, Allied is advancing test-work and engineering studies aimed to meaningfully increase metallurgical recoveries through the implementation of flotation and concentrate leaching as an add-on to the project. In addition to these technical studies and opportunities aimed at unlocking significant value and optionality, Allied has made significant progress on developing new oxide targets near mine, and is actively pursuing their conversion to mineral inventories and potential development, supported by an increased exploration budget and drilling program at Sadiola, focused on near-plant oxide opportunities.

As noted, Allied has positioned itself as a reliable partner with the Malian government, being the first company to adopt a new mining protocol in light of the 2023 mining code. The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is in advanced discussions and is encouraged with the prospects under evaluation and the cooperativeness and ongoing engagement with in-country authorities.

With all of these regional, economical and technical factors considered, the Company believes that the implied value of Sadiola has increased significantly during a time coincident with the Company’s conclusion that pursuing a self-reliant independent and optimized power solution is a better way to create value.

The Company remains well positioned to execute on Kurmuk's remaining capital expenditures with an anticipated step change in production and costs for the remainder of the year, $220 million cash on the balance sheet, and liquidity available under the Wheaton stream.

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Common Share Consolidation

In May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Bought Deal Public Offering and Concurrent Block Trade

During the quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million and net proceeds of $61.9 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and associated activities.

Optimization Initiatives

Management has continued on its optimization plan encompassing a series of enhancements at existing mines to improve efficiency and costs across all of the Company's mines. These enhancements include, among others, upgraded and improved power generation facilities, plant instrumentation upgrades, enhanced procurement and supply chain processes, improved management collaborations, and the provision of management and oversight of mining efforts undertaken by the Company’s mining contractors, to drive improved mining performance. These efforts complement ongoing exploration initiatives aimed at extending mine life, primarily at the Company’s mines in Côte d'Ivoire, as well as expanding the inventory of oxide ore at Sadiola.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Sustainability, Health and Safety Highlights:

Sustainability:

In the second quarter, the Company's 2024 Sustainability Report was finalized and received formal approval from the Board’s Sustainability Committee. As part of the ongoing implementation of the Company's safety culture initiative, 'We think safety, we act safely,' several new company-wide initiatives were introduced.

Health and Safety:

All rates are calculated on a 1,000,000 exposure-hour basis.

The Company’s Total Recordable Injury Rate (“TRIR”) for the three months ended June 30, 2025 was 0.87, compared to a TRIR of 1.08 in the comparative prior year quarter.

The Company’s TRIR for the six months ended June 30, 2025 was 0.65, compared to a TRIR of 1.24 in the comparative prior year period.

In terms of Lost Time Injuries (“LTI”), the Company reported two LTI for the three months ended June 30, 2025, compared to two LTI in the comparative prior year quarter, which results in a Company Lost Time Injury rate (“LTIR”) for the three months ended June 30, 2025 of 0.35, compared to a LTIR of 0.54 in the comparative prior year quarter.

For the six months ended June 30, 2025, the Company reported three LTI, compared to three LTI in the comparative prior year period, which results in a LTIR of 0.28, compared to a LTIR of 0.41 in the comparative prior year period.

Environment and Social:

The Company did not report any significant Environmental Incidents for the three and six months ended on June 30, 2025.

The Company continued the development of its Artisanal and Small-Scale Gold Mining (“ASGM”) strategy, and established committees at all sites, to develop a management plan based on Allied corporate guidelines.

Summary of Operational Results

	For three months ended June 30,		For six months ended June 30,
	2025	2024	2025	2024
Gold ounces
Production	91,017	88,135	175,057	173,312
Sales(8)	81,103	84,611	212,623	169,747
Per Gold Ounce Sold
Total Cost of Sales(4)	$2,294	$1,511	$2,019	$1,534
Cash Costs(1)	$2,034	$1,362	$1,800	$1,397
AISC(1)	$2,343	$1,505	$2,014	$1,551

Average revenue per ounce	$3,098	$2,309	$2,809	$2,181
Average market price per ounce*	$3,280	$2,338	$3,067	$2,206

*Average market prices based on the LBMA PM Fix Price

Gold production of 91,017 ounces during the three months ended June 30, 2025, compared to 88,135 ounces during the comparative prior period. The increase was predominantly driven by strong performance at Bonikro in relation to the comparative prior year period.

Total cost of sales(4) on a per gold ounce sold basis of $2,294 for the three months ended June 30, 2025 compared to $1,511 during the comparative prior period. Cash costs(1) on a per gold ounce sold basis of $2,034 for the three months ended June 30, 2025, compared to $1,362 during the comparative prior period. AISC(1) on a per ounce gold sold basis for the current quarter of $2,343 compared to $1,505.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average realized price in excess of $3,250 per ounce for the second quarter, consolidated AISC(1) was impacted by over $100 per ounce, impacting all mines, but disproportionately higher at Sadiola where gold price alone resulted in a $250 per ounce increase. At Bonikro, all unitary costs metrics were in line with plan. At Agbaou, following a plan for longer term optimization and increases in mine life, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. Waste removal costs in the second quarter, in the amount of $13.2 million, had a large impact on AISC(1) over the 14,938 ounces sold. Mine sequencing and the increase in waste removal resulted in approximately $850 more AISC(1) per ounce in relation to the first quarter of 2025. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. Consequently, annual production for Agbaou, and the benefits in the second half of the year, results in a production expectation at the mid-point of guidance of approximately 83,500 ounces. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed at adding ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With continued contributions from Korali-Sud during the quarter, costs were impacted commensurately. Sadiola costs in the first quarter of 2025 were positively impacted by the sale of significant levels of Korali inventory from 2024. Had those ounces not been sold in the first quarter of 2025, Sadiola AISC(1) would have been approximately $2,150. As such, the change in costs in the second quarter over the first quarter is predominantly from the higher gold price and its impact on royalties. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of approximately $600 per ounce in the Sadiola structure year-over-year.

The Company expects costs to be in line with annual guidance taking into account higher gold prices on operating costs with the aforementioned gold price-based royalties. Second half AISC(1) is anticipated to decrease and be approximately $1,850, based on a $3,000 gold price, from the normalization of timing of sales, higher production and the benefit of disproportionate operating and waste removal costs in the first half. Further, the ongoing benefits from cost control and reduction programs, the completion and commissioning of Phase 1 along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, progressive cost improvements quarter-over-quarter are expected. The impact on cash flows is magnified in the fourth quarter, when production is guided to meaningfully increase.

Gold sales of 81,103 ounces for three months ended June 30, 2025 compared to 84,611 ounces sold in the comparative period quarter. Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Gold production was 175,057 ounces during the six months ended June 30, 2025, in line with the 173,312 ounces in the comparative period, with Bonikro and Sadiola mines having strong second quarter performance. As previously disclosed, production for the year is expected to follow a 45%/55% weighting between the first and second half, with the fourth quarter being the strongest of the year.

Total cost of sales(4) on a per gold ounce sold basis of $2,019 for the six months ended June 30, 2025, compared to $1,534 in the comparative period. Cash costs(1) on a gold ounce sold basis were $1,800 for the six months ended June 30, 2025, compared to $1,397 in the comparative period. AISC(1) on a per gold ounce sold basis of $2,014 for the six months ended June 30, 2025, compared to $1,551 for the comparative period. Costs per ounce sold were impacted by the same reasons noted above in the quarterly discussion.

Gold sales(8) of 212,623 ounces for the six months ended June 30, 2025 compared to 169,747 ounces sold in the comparative period. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed, along with a significant increase in gold prices over the comparative prior year period. Included in gold ounces sold are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

Average revenue per ounce generally diverged from the average market price due to the impact of ounces delivered under the streams. Further, revenue was impacted by the gold collars, which resulted in a hedge settlement against revenue of $5.9 million for the second quarter and $8.1 million on a year-to-date basis, with no prior period comparatives. Average revenue of ounces sold through regular processes approximated observable market prices.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Summary of Financial Results:

(In thousands of US Dollars, except for shares and	For three months ended June 30,		For six months ended June 30,
per share amounts) (Unaudited)	2025	2024	2025	2024
Revenue	$251,979	$195,614	$598,386	$370,681
Cost of sales, excluding depreciation, depletion and amortization ("DDA")	(164,902)	(115,485)	(372,694)	(237,001)
Gross profit excluding DDA(1)	$87,077	$80,129	$225,692	$133,680
DDA	(21,186)	(12,358)	(40,143)	(23,460)
Gross profit	$65,891	$67,771	$185,549	$110,220
General and administrative expenses	$(27,713)	$(15,240)	$(46,565)	$(29,401)
Exploration and evaluation expenses	(3,810)	(3,054)	(7,337)	(7,884)
Loss on revaluation of financial instruments and embedded derivatives	(13,971)	(2,099)	(28,087)	(3,882)
Other losses	(18,621)	(4,214)	(17,493)	(7,629)
Net earnings before finance costs and income tax	$1,776	$43,164	$86,067	$61,424
Finance costs	(2,764)	(7,082)	(8,074)	(12,719)
Net (loss) earnings before income tax	(988)	36,082	77,993	48,705
Current income tax expense	$(14,560)	$(18,894)	$(42,260)	$(27,380)
Deferred income tax recovery (expense)	24	(769)	(11,320)	(5,748)
Net (loss) earnings	$(15,524)	$16,419	$24,413	$15,577

(Loss) earnings attributable to:
Shareholders of the Company	$(25,410)	$8,298	$(10,286)	$2,613
Non-controlling interests	9,886	8,121	34,699	12,964
Net (loss) earnings for the period	$(15,524)	$16,419	$24,413	$15,577

Net (loss) earnings per share attributable to shareholders of the Company
Basic	$(0.22)	$0.10	$(0.09)	$0.03
Diluted	$(0.22)	$0.09	$(0.09)	$0.03

Attributable Net Loss for the three months ended June 30, 2025 was $25.4 million, compared to an Attributable Net Earnings of $8.3 million in the comparative prior year quarter. Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. After these adjustments, the Company reports Adjusted Net Earnings(1) of $16.2 million for the current quarter, compared to Adjusted Net Earnings(1) of $11.6 million in the comparative prior year quarter.

EBITDA(1) and Adjusted EBITDA(1) for the three months ended June 30, 2025 were $23.0 million and $71.7 million respectively, compared to EBITDA(1) and Adjusted EBITDA(1) of $55.5 million and $56.5 million for the comparative quarter. EBITDA(1) was impacted by unrealized losses on the Company's debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency.

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Attributable Net Loss for the six months ended June 30, 2025 was $10.3 million, compared to an Attributable Net Earnings $2.6 million in the comparative prior year period. After the adjustments noted below, the Company reports Adjusted Net Earnings(1) of $61.3 million for the current period, compared to Adjusted Net Earnings(1) of $12.6 million in the comparative prior year period. The above values include the impact of the Korali-Sud ounce sale in the first quarter due to the procedural and administrative delay, effecting the 65% ownership interest in Korali-Sud, which increased Attributable Earnings and Adjusted Net earnings by $29.3 million per share.

EBITDA(1) and Adjusted EBITDA(1) for the six months ended June 30, 2025 were $126.2 million and $205.6 million respectively, compared to EBITDA(1) of $84.9 million and Adjusted EBITDA(1) of $91.8 million in the comparative prior year period. EBITDA(1) was impacted by unrealized losses on the Company's debt and deferred and contingent consideration, due to mark-to-market and other remeasurements. For consistency of showing true underlying economic results, these losses are removed from the calculation of Adjusted EBITDA(1). The Company's strong Adjusted EBITDA(1) demonstrates its strong cash-flow generating ability and continued operational efficiency. Both metrics include the current period impact of the Korali-Sud ounce sale delay from the fourth quarter, which increased the metrics by approximately $62.5 million

Further details on Adjusted Net Earnings(1) can be found in the table that follows, while details on EBITDA(1) and Adjusted EBITDA(1) can be found in Section 11: Non-GAAP Financial Performance Measures.

(In thousands of US Dollars, except per share	For three months ended June 30,		For six months ended June 30,
amounts)	2025	2024	2025	2024
Net (Loss) Earnings attributable to Shareholders of the Company	$(25,410)	$8,298	$(10,286)	$2,613
Net (Loss) Earnings attributable to Shareholders of the Company per Share	$(0.22)	$0.10	$(0.09)	$0.03
Loss on revaluation of financial instrument	13,971	2,099	28,087	3,882
Depreciation of Korali share-based payment for permit	876	—	4,756	—
Foreign exchange	292	568	3,335	832
Share-based expense	17,170	2,011	21,277	4,138
Other Adjustments*	16,490	(3,148)	27,439	(1,066)
Tax adjustments	(7,168)	1,805	(13,314)	2,159
Total increase to Attributable Net Earnings(2)	$41,631	$3,335	$71,580	$9,945
Total increase to Attributable Net Earnings(2) per share	$0.37	$0.04	$0.64	$0.12
Adjusted Net Earnings(1)	$16,221	$11,633	$61,294	$12,558
Adjusted Net Earnings(1) per Share	$0.14	$0.14	$0.55	$0.15

*Comprises contingencies and other legal matter costs of $5.6 million for the second quarter ($9.9 million year-to-date) and corporate development and transaction related costs of $9.2 million for the second quarter ($10.2 million year-to-date), along with other items that are individually insignificant.

Management believes that certain adjustments for items that may not be reflective of current and on-going operations are appropriate, and better reflect the underlying economic results. Adjustments include unrealized gains and losses on financial instruments and foreign exchange, the depreciation of share-based payments for the Korali-Sud permit, share-based expense, business development and transaction-related costs, and certain tax adjustments. The comparative quarter was impacted predominantly by revaluation of financial instruments and share-based expense related costs.

Year-to-date earnings were further impacted by the amortization of a cashless issuance of shares of a subsidiary, associated with the incorporation of Korali SA in the first quarter, in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant. Due to the life of the mine, the $7.3 million capitalized, or $4.7 million on an attributable basis, was amortized during the period. Prior year-to-date was impacted predominantly by revaluation of financial instruments and share-based expense related costs.

The Company did not pay any dividends or have distributions to shareholders during the three months or six months ended June 30, 2025 or 2024.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$115,975	$56,865	$216,763	$90,926
Income tax paid	(14,158)	(20,665)	(22,062)	(21,151)
Settlement of Mali Matters	$(42,198)	$—	$(42,198)	$—
Operating cash flows before movements in working capital(6)	$59,619	$36,200	$152,503	$69,775
Working capital movement(6)	(37,634)	(42,359)	(9,390)	(83,866)
Net cash generated from (used in) Operating activities	$21,985	$(6,159)	$143,113	$(14,091)
Net cash used in Investing activities	(97,357)	(40,391)	(201,227)	(61,760)
Net cash generated from (used in) Financing activities	62,663	(337)	55,986	(4,196)
Net decrease in cash and cash equivalents	$(12,709)	$(46,887)	$(2,128)	$(80,047)

Net cash generated from operating activities for the three months ended June 30, 2025 was $22.0 million. This compares to an outflow of $6.2 million in the prior year comparative quarter. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. Comparative period operating cash flows were further impacted by a working capital outflow. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended June 30, 2025 increased significantly, at an inflow of $116.0 million compared with the prior year comparative quarter inflow of $56.9 million. This was due to higher realized gold prices, the sale of the Korali-Sud finished goods inventory noted above, and proceeds from streaming. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. Prior period operating cash flows were not impacted by any usual items.

Net cash generated from operating activities for the six months ended June 30, 2025 of $143.1 million compared to an outflow of $14.1 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the six months ended June 30, 2025 increased significantly, at $216.8 million, compared to $90.9 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025.

As at June 30, 2025, the Company had cash and cash equivalents of $218.6 million, compared with $225.0 million as at December 31, 2024.

| 15

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Summary of Capital Expenditures

For three months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$978	$1,998	$20,194	$4,987	$40	$—	$21,212	$6,985
Bonikro	12,877	2,559	—	6,766	2,291	2,090	15,168	11,415
Agbaou	13,721	1,269	—	6,717	1,677	—	15,398	7,986
Ethiopia and Kurmuk	—	—	71,285	13,259	—	—	71,285	13,259
Corporate and Other	—	47	10,236	699	—	—	10,236	746
Total	$27,576	$5,873	$101,715	$32,428	$4,008	$2,090	$133,299	$40,391

For six months ended June 30,	2025	2024	2025	2024	2025	2024	2025	2024

(In thousands of US Dollars)	Sustaining		Expansionary		Exploration		Total
Sadiola	$2,087	$2,468	$23,245	$6,862	$153	$—	$25,485	$9,330
Bonikro	27,805	7,585	48	6,766	4,266	3,740	32,119	18,091
Agbaou	24,552	2,215	31	6,717	1,677	—	26,260	8,932
Ethiopia and Kurmuk	—	—	127,446	24,610	—	—	127,446	24,610
Corporate and Other	74	98	18,402	699	—	—	18,476	797
Total	$54,518	$12,366	$169,172	$45,654	$6,096	$3,740	$229,786	$61,760

All expenditures associated with Kurmuk for the period are classified as Expansionary in nature, including exploration activities, but excluding capitalized borrowing costs under IFRS. All IFRS capitalized borrowing costs are disclosed under Corporate and Other.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

2.	CORE BUSINESS, STRATEGY AND OUTLOOK

Allied Gold is a Canadian-based emerging senior gold producer with a portfolio of three operating gold mines, a significant gold development project, and exploration properties throughout Africa, located in Mali, Côte d’Ivoire, and Ethiopia. Allied plans to continue building on this base through expansion and optimization initiatives at existing operating mines, development of new mines, advancement of its exploration properties, and, as appropriate, by targeting other consolidation opportunities with a primary focus in Africa.

Allied’s principal mining properties comprise the Sadiola gold mine in the Kayes Region of West Mali (80% ownership), which includes the Korali-Sud open pit gold mine (65% ownership), the Bonikro (89.89% ownership) and Agbaou (85% ownership) gold mines in Côte d’Ivoire, and the Kurmuk gold development project in Ethiopia (100% ownership(7)).

Allied is positioned for substantial growth, with a path to increase its sustainable production platform to greater than 700,000-800,000 ounces by 2029. This robust growth trajectory, expected to drive a compounded and disproportionate increase in cash flows and profitability, is underpinned by the Company's exploration success and proven track record of reserve replacement and resource growth, notably at both Sadiola and the Côte d'Ivoire mines. Additionally, the Company benefits from low-risk, phased expansion projects that can be implemented quickly, such as the Kurmuk Project in Ethiopia currently under construction, and the Sadiola expansion project.

The Company is listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the ticker symbol AAUC. In addition, its publicly traded convertible debentures are listed on the TSX, trading in U.S. dollars under the symbol AAUC.DB.U.

| 17

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

3.	REVIEW OF FINANCIAL RESULTS

For the three months ended June 30, 2025

Revenue

Revenue of $252.0 million for the three months ended June 30, 2025, compared to $195.6 million in the comparative prior year period. The significant increase in revenue was driven predominantly by an increase in average revenue per ounce of 34% as a result of higher gold prices versus the comparative period, partially offset by a decrease in sales quantities of 3,508 ounces, or 4%. Further, revenue was impacted by the gold collars, which resulted in a hedge settlement against revenue of $5.9 million.

The average realized gold during the period was $789/ounce higher, at $3,098/ounce compared to $2,309/ounce in the comparative prior period quarter.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July. This will result in revenue of over $30 million recognized in the third quarter, and contribute to cost improvements per ounce sold.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, of $164.9 million for the three months ended June 30, 2025, compared to $115.5 million in 2024. The increase in Cost of Sales, excluding DDA, was impacted by the current period's cost structure, partially offset by changes in quantities sold.

DDA

Total DDA(4) of $21.2 million for the three months ended June 30, 2025, was higher than the $12.4 million in the comparative prior year quarter. The increase is predominantly attributable to DDA at Korali-Sud, which was not in operation in the comparative prior year quarter.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. Administrative expenses in cash for the three months ended June 30, 2025 was $10.5 million, compared to $14.2 million in the first quarter of 2025 and $13.2 million in the prior year comparative quarter, excluding share-based expenses. Current period administrative expenses demonstrate a meaningful decrease over both the first quarter of 2025 and the comparative prior year quarter, the former of which had been impacted by elevated costs associated with certain matters, including costs associated with the NYSE listing.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance.

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and as expected.

| 18

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Gain on revaluation of financial instruments

The result for the three months ended June 30, 2025 relates to the following items, with the most significant components of the current period result being related to the convertible debt valuation and deferred consideration.

•	The revaluation of the convertible debenture and its associated unrealized mark-to-market impact of a $10.4 million loss, due to an increase in the observable market price of the debenture.

•	The revaluation of the contingent and deferred consideration related to Agbaou and Kurmuk of a $2.6 million loss, associated with higher consensus market prices.

•	Then, to a smaller extent and not individually significant:

◦	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and

◦	the revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss for the three months ended June 30, 2025 was $18.6 million, compared to a loss of $4.2 million in the comparative prior year quarter.

Other losses for the current period were predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters. Prior year comparatives comprise items that were individually inconsequential.

Finance costs

Finance costs of $2.8 million for the three months ended June 30, 2025 were comparable to the finance costs of $7.1 million in the prior year comparative quarter. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $2.3 million, compared to $2.3 million in the comparative prior year quarter. Interest is related to the convertible debentures issued on September 7, 2023. Details on the Company’s borrowings can be found in the Financial Condition and Liquidity section of this MD&A.

•	During the period, the Company capitalized interest of $8.3 million, associated with the construction of the Kurmuk Project and the Sadiola phased expansion, representing virtually all interest eligible for capitalization.

•	Other Non-Cash Finance Cost was $8.4 million compared to $4.9 million in the comparative prior quarter. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements, which represents the largest component of the year-over-year increase (refer to the Condensed Consolidated Interim Financial Statements for further details).

•	Current period costs included a loss of $0.3 million in foreign currency ($0.6 million loss in the prior year comparative period).

Income tax expense

Income tax expense was $14.5 million for the three months ended June 30, 2025 and reflects a current income tax expense of $14.6 million and a deferred income tax recovery of $— million. This compares to a total tax expense in the prior year comparative quarter of $19.7 million, with current income tax expense of $18.9 million and a deferred income tax expense of $0.8 million. The decrease in income tax is related to lower earnings before tax in the current quarter compared to the comparative prior year quarter.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of deferred tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia where the statutory tax rate is 25%; and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

For the six months ended June 30, 2025

Revenue

Total revenue was $598.4 million for the six months ended June 30, 2025, compared to $370.7 million in the prior year comparative period, resulting from both 29% higher realized prices, and a significant increase in ounces sold. Further, revenue was impacted by the gold collars, which resulted in a hedge settlement against revenue of $8.1 million.

The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed, along with a significant increase in gold prices over the comparative prior year period. Revenue was positively impacted by $111.8 million in association with these ounces, with $23.9 million of gross value on the distribution of the 8,155 ounces to the State of Mali included as Other Gain and Loss, as previously discussed, along with the costs and depreciation associated with those ounces.

The average realized gold price for the six months ended June 30, 2025, was $628 per ounce higher at $2,809 per ounce versus $2,181 per ounce in the comparative prior period in 2024.

Cost of sales, excluding DDA

Cost of sales, excluding DDA, was $372.7 million for the six months ended June 30, 2025, compared to $237.0 million in the prior year comparative period. The variance is predominantly due to Korali-Sud gold production at Sadiola from the fourth quarter, sold during the first quarter, as previously disclosed, along with a significant increase in gold prices over the comparative prior year period. Further, costs for the period are impacted by the general cost structure of the period.

DDA

Total DDA(4) was $40.1 million for the six months ended June 30, 2025 relatively in line with the $23.5 million in the 2024 comparative period. The increase is attributable predominantly to Korali-Sud, which was not in operation in the prior year comparative period.

In connection with the definitive protocol agreement signed with the Government of Mali during the third quarter of 2024, the Company’s Korali-Sud mine and related assets were transferred to a new entity, Korali S.A., incorporated on January 8, 2025, and 35% of the ownership interests in the new entity were issued to the Government of Mali. The issuance of subsidiary shares is considered a share-based payment in exchange for the issuance of a definitive exploitation permit for large-scale mining and processing of ore mined at Korali at the Sadiola Plant, which is valued with reference to the fair value of $7.3 million of the subsidiary shares granted, all of which was amortized during the first half of the year.

General and administrative expenses

Administrative expenses include costs related to the overall management of the business that are not part of direct mine operating costs. Administrative expenses in cash for the six months ended June 30, 2025 was $25.3 million, compared to $25.3 million in the prior year comparative period, excluding share-based expense.

Share-based expense is impacted by volatility and share price performance, resulting in a mark-to-market and amortization of outstanding units, although these expenses are not cash, and are paid or issued based on future vesting and performance.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

As costs further decrease, and production increases, the per ounce cost of general and administrative expenses will decrease more than commensurately. The Company is establishing an administrative construct that supports growth from 375,000 ounces, to the near-term production plan of 600,000 ounces. Ultimately this will support a production platform of over one million ounces, targeting five to seven mines, without the requirement for additional significant overhead support, and costs decreasing meaningfully on a per ounce basis. Further, certain expenditures were incurred in different comparative prior year periods, resulting in expenditure volatility between quarters.

Exploration expenses

Exploration expenses relate to exploration campaigns carried out at each site, described in detail within this MD&A, and as expected.

Loss on revaluation of financial instruments

The result for the six months ended June 30, 2025, relates to the following items, with the most significant components of the current year result being related to the convertible debt valuation and deferred consideration.

•	The revaluation of the convertible debenture and its associated unrealized mark-to-market impact of a $23.0 million loss, due to an increase in the observable market price of the debenture.

•	The revaluation of the contingent and deferred consideration related to Sadiola, Agbaou and Kurmuk, resulting in a loss, predominantly driven by an increase in consensus metal pricing.

•	Then, to a smaller extent and not individually significant,

◦	A portion of sales from the Bonikro Mine are subject to an offtake sales agreement. Pricing for this gold is based on a Quotational Period of six days, referencing the LBMA PM Fix price and a loss is recorded in earnings as incurred, and

◦	The revaluation of contingent consideration on the expected Net Smelter Return “NSR” royalty obligation that was part of the acquisition of the Agbaou Mine. The contingent consideration is revalued on each balance sheet date to include the latest life of mine production estimates and expected future gold prices.

Other losses

Other loss of $17.5 million was recorded for the six months ended June 30, 2025, compared to a loss of $7.6 million in the comparative prior year period.

Included in the current period is a gain of $14.5 million, associated with the aforementioned 8,155 Korali ounces that were advanced to the Government of Mali as a prepayment of future dividends during the first quarter of 2025. Although these ounces were effectively transferred at prevailing market prices in exchange for a prepayment of 2025 dividends, under IFRS, the Government of Mali cannot be considered a customer as a shareholder to that entity due to the form of the transaction, and consequently the values associated with these ounces are not included in Revenue, Cost of Sales or Depreciation but in this financial statement line item. This gain was offset by other losses in the current period, predominantly impacted by corporate development activities and transaction related costs, including those associated with efforts relating to, or that led to, establishing a comprehensive and complete self-reliant power solution at Sadiola, along with contingencies and other legal matters.

Finance costs

Finance costs of $8.1 million for the six months ended June 30, 2025, compared to $12.7 million in the comparative prior year period. The costs comprise three major categories, as follows:

•	Interest on Borrowings. Interest expense was $4.7 million, in line with $4.7 million in the comparative prior year period. Details on the Company’s borrowings can be found in the “Financial Condition and Liquidity” section of this MD&A.

•	During the period, the Company capitalized interest of $15.2 million, associated with the construction of the Kurmuk Project and the Sadiola phased expansion, representing virtually all interest eligible for capitalization.

•	Other Non-Cash Finance Costs of $15.3 million were higher than the $7.9 million in the comparative prior year period. These non-cash charges relate to accretion of asset retirement obligation liabilities, accretion of deferred consideration, and the calculated interest charge on the stream agreements, which represents the largest component of the year-over-year increase.

•	For the six months ended June 30, 2025, foreign exchange loss were $3.3 million compared to $0.8 million in the comparative prior year period.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Income tax expense

Income tax expense was $53.6 million for the six months ended June 30, 2025 and reflects a current income tax expense of $42.3 million and a deferred income tax expense of $11.3 million. This compares to a total tax expense in the six months ended June 30, 2024 of $33.1 million, with current income tax expense of $27.4 million and a deferred income tax expense of $5.7 million. The increase in income tax is the result of higher earnings before tax due to overall higher gold prices.

The effective tax rate is subject to a number of factors including the source of income between different countries, different tax rates in the various jurisdictions, the recognition of tax assets when applicable, foreign currency exchange movements, changes in tax laws and the impact of specific transactions and assessments.

The Company operates in the following tax jurisdictions: Côte d’Ivoire, where the statutory tax rate is 25%; Mali, where the statutory tax rate is 30%; Ethiopia, where the statutory tax rate for mining companies is 25% and Canada, where the combined federal and provincial statutory tax rate is 26.5%. The Company does not anticipate the statutory tax rates to change in the jurisdictions it operates in for the foreseeable future; therefore, there should be no impact on the calculation of the current or deferred tax expense in the period.

OECD Pillar Two Model Rules

In June 2024, the Government of Canada enacted the Global Minimum Tax Act (“GMTA”) that was developed within the framework of the Organization for Economic Co-operation and Development (OECD)’s Pillar Two Model rules. The GMTA includes the introduction of a 15% global minimum tax that applies to large multinational enterprise groups with global consolidated revenues over €750 million. However, this legislation does not currently apply to the Company as its consolidated revenue is lower than €750 million. The effective tax rates in the jurisdictions in which the Company operate are above 15% and the Company does not expect a potential exposure to the global minimum tax when the rules apply in the future.

QUARTERLY FINANCIAL INFORMATION

(In thousands of US Dollars)	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023
Revenue	$251,979	$346,407	$170,846	$188,855	$195,614	$175,067	$179,674	$176,685
(Loss) earnings attributable to shareholders	(25,410)	15,124	(10,280)	(107,965)	8,298	(5,685)	5,445	(194,641)
(Loss) earnings per share attributable to shareholders of the Company
Basic	(0.22)	0.14	(0.10)	(1.28)	0.10	(0.06)	0.06	(2.93)
Diluted	(0.22)	0.13	(0.10)	(1.28)	0.09	(0.06)	0.06	(2.93)

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

4.	REVIEW OF OPERATIONS AND MINE PERFORMANCE

Sadiola (80% interest), Mali

Sadiola comprises the Sadiola (80% interest) open pit gold mine, located in the Kayes region of Mali, as well as the Korali-Sud open pit gold mine (65% interest), 15 kilometres south of the processing plant at Sadiola. The remaining ownership in Sadiola is retained by the Government of Mali.

Sadiola Key Performance Information	For three months ended June 30,		For six months ended June 30,
(100% Basis)	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	1.55	1.74	3.53	3.66
Waste mined (M tonnes)	6.10	4.60	12.16	11.56
Ore processed (M tonnes)	1.29	1.13	2.46	2.32
Gold
Production (Ounces)	49,283	51,784	94,515	100,114
Sales(8) (Ounces)	43,648	50,509	135,681	95,377
Feed grade (g/t)	1.31	1.68	1.33	1.53
Recovery rate (%)	89.1%	84.8%	89.2%	85.3%
Total cost of sales per ounce sold(4)	$2,493	$1,221	$2,130	$1,241
Cash costs per ounce sold(1)	$2,351	$1,179	$1,947	$1,176
AISC per ounce sold(1)	$2,471	$1,241	$2,015	$1,241
Financial (In thousands of US Dollars)
Revenue	$138,985	$117,584	$373,430	$210,595
Cost of sales (excluding DDA)	(103,175)	(59,658)	(255,591)	(112,347)
Gross profit excluding DDA(1)	$35,810	$57,926	$117,839	$98,248
DDA	(5,635)	(1,402)	(16,010)	(3,364)
Gross Profit	$30,175	$56,524	$101,829	$94,884
Capital Expenditures (In thousands of US Dollars)
Sustaining	$978	$1,998	$2,087	$2,468
Expansionary	20,194	4,987	23,245	6,862
Exploration	40	—	153	—

For the three months ended June 30, 2025, Sadiola produced 49,283 ounces of gold, compared to the 51,784 ounces produced in the comparative prior year quarter.

Production in the quarter was in line with plan and annual guidance, and includes the continued contribution from Korali-Sud high-grade oxide ore, as well as its fresh ore, through co-processing of Sadiola and Korali ores. Co-processing started on May 6, 2025 and is expected to continue into the third quarter of 2025. This initiative maximizes production, with clay content from Korali-Sud being mitigated by ore coming from Sadiola. Production is now fully supported by active pit mining, ending reliance on stockpiles, while unlocking improved grade control and mine-to-mill predictability, which sets a stronger base for long-term cost management. The Company is actively evaluating the future contribution of Korali-Sud and other new sources of oxide ore identified within the Sadiola mining licence with an update expected to be provided in due course. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces.

Korali-Sud served as a bridge between the current operations at Sadiola and the completion of Phase 1 expansion, which the Company expects will allow the plant to process up to 60% of higher-grade fresh ore at an increased throughput rate of 5.7Mt/y. The construction activities for this first phase of expansion commenced in the fourth quarter of 2024 and are advancing on schedule and on budget, with earthworks and structural fill progressing well. The remaining investment for Phase 1 is estimated at $8 million, and the project is expected to be completed later in 2025. Alongside, the Company is advancing its power generation strategies, which will enable the plant to be more efficient and produce at a lower energy cost. This upgrade will ensure Sadiola can sustain the ounce profile until the full plant expansion is complete.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Beginning in the third quarter, production is expected to shift from Korali-Sud to ore sources at Sadiola, including the newly discovered Sekekoto West oxide deposit. The focus in the quarter remained on building operational flexibility for 2025, with dewatering and geotechnical work at Sekekoto West and FE4, which had an impact on costs during the quarter. In the fourth quarter, the first phase expansion is expected to ramp up, the result of which will be that production is expected to stabilize at a level of 200,000-230,000 ounces per year. The final stages of the new tailing’s facility are underway, and permit requirements are being finalized.

The mining contractor initiated mobilization of additional equipment in the second quarter, with further equipment mobilization planned during the third and fourth quarters. These equipment reinforcements will improve efficiencies and productive installed capacity.

Instrumentation upgrades to the process-plant are progressing with improvements in throughput, delivering an additional 171,000 tonnes from January through to May, resulting in over 5,900 more recovered ounces during the period in relation to plan. Further savings in elution reagent costs are expected, driven by a reassessment of reagent-rate value calculations. Additional improvements include optimization of the regrind mill cyclone performance, and an upgrade to the feed-pump capacity at the processing plant. Once completed, further gains in throughput and recovery are expected. Commissioning of the Phase 1 process plant upgrade will supplement the ongoing instrumentation upgrade efforts.

To further enhance cash flows from operational gains, a program has been implemented at Sadiola to enhance performance discipline and cost control. There are over 60 targeted actions currently underway, including contractor optimization, equipment productivity, feed strategy, energy efficiency, and workforce structure. These are expected to drive partial cost reductions in the second half of the year, with deeper structural savings expected to be realized in 2026 and beyond. With mining volumes increasing, fresh ore preparation in progress, and these programs underway, Sadiola is well-positioned to stabilize production at stronger margins.

Exploration is currently active at Sekekoto West, FE4, and Tambali with a focus on increasing near-surface oxide mineral gold reserves, as well as define sulphide gold mineralization for future mining activities, with encouraging results reported during the quarter for all targeted areas. Results received at Sekekoto West confirm that mineralization remains open towards the north, which will be explored further during the third quarter of 2025, along with strike extension drilling south of the Sekekoto pit.

The Company has advanced detailed due diligence of the power supply component of the initial proposal, and has made significant progress on assessing and negotiating the implementation of robust, proven, self-sufficient pure-power solutions with proven and experienced African power generation specialists which are tailored to the phased expansion approach at Sadiola and allow for the development of off-grid reliable solutions where the Company has significant interest in the energy infrastructure. The Company expects to complete these contract negotiations by the beginning of the fourth quarter of 2025.

As described in the Company's annual guidance, every $100 per ounce increase in the price of gold results in $15 per ounce higher consolidated AISC(1), which was based on a baseline for guidance of $2,500 per ounce, and at an average realized price in excess of $3,250 per ounce for the second quarter, consolidated AISC(1) was impacted by over $100 per ounce, impacting all mines, but disproportionately higher at Sadiola where gold price alone resulted in a $250 per ounce increase. At Sadiola, as previously disclosed, the 2023 mining code is expected to impact costs by approximately $240 to $300 per ounce, with Korali-Sud attracting further government and third-party royalty burdens of an additional $200 per ounce, as it is subject to the full impact of the 2023 mining code without derogation of royalties. With continued contributions from Korali-Sud during the quarter, costs were impacted commensurately. Sadiola costs in the first quarter of 2025 were positively impacted by the sale of significant levels of Korali inventory from 2024. Had those ounces not been sold in the first quarter of 2025, Sadiola AISC(1) would have been approximately $2,150. As such, the change in costs in the second quarter over the first quarter is predominantly from the higher gold price and its impact on royalties. When compared to the prior year comparative quarter, increased gold prices and the 2023 mining code have resulted in an impact of approximately $600 per ounce in the Sadiola structure year-over-year.

The Company expects costs to be in line with annual guidance taking into account higher gold prices on operating costs with the aforementioned gold price-based royalties. Second half AISC(1) is anticipated to decrease and be approximately $1,850, based on a $3,000 gold price, from the normalization of timing of sales, higher production and the benefit of disproportionate operating and waste removal costs in the first half. Further, the ongoing benefits from cost control and reduction programs, the completion and commissioning of Phase 1 along with further upside from potential oxide discoveries at Sadiola which provide relatively inexpensive high-quality ounces, progressive cost improvements quarter-over-quarter are expected. The impact on cash flows is magnified in the fourth quarter, when production is guided to meaningfully increase.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

For the six months ended June 30, 2025, Sadiola produced 94,515 ounces, compared to 100,114 ounces produced in the comparative prior year period. Production in the six months ended June 30, 2025 includes the significant contribution from Korali-Sud high-grade oxide ore, as well as its fresh ore, through co-processing of Sadiola and Korali ores. Co-processing started on May 6, 2025 and is expected to continue into the third quarter of 2025. This initiative maximizes production, with clay content from Korali-Sud being mitigated by ore coming from Sadiola.

Costs per ounce sold were impacted by the same reasons noted above in the quarterly discussion.

Gold sales on a year-to-date basis were higher than production, as a result of the Korali-Sud ounces inventoried at year-end at Sadiola which were sold in the first quarter. As of December 31, 2024, 48,939 ounces of gold produced from Korali-Sud oxide ore were held in inventory at Sadiola and as previously disclosed, were sold during the first quarter. The timing of sales of Korali-Sud gold resulted from necessary administrative processes related to establishing the new operating company for Korali-Sud and transferring its mining licence. Although these processes took longer than initially anticipated due to administrative changes introduced by the 2023 mining code, the key formalities related to Korali-Sud have been completed.

Sadiola Expansion Project and Korali-Sud

Over the last several years, the Company has been advancing a strategy of optimization and expansion at the Sadiola Gold Mine. Initial efforts focused on stabilizing the operation, primarily related to the existing processing capacity of mostly oxide ores, followed by a phased expansion to process fresh ores. The objective is to increase production and cash flows in both the short and long term.

Present efforts have focused on increasing the inventory of oxide and fresh ores, significantly optimizing mining and processing, conducting several technical studies on processing fresh ores through existing facilities, and planning the development of new strategies focused on the processing of fresh ore exclusively. This includes implementing enhancements to existing facilities to benefit both the current plant and the planned new plant expansions.

Meaningful improvements in production are targeted in the short term through the contribution from high-grade oxide ores from various sources, with the objective to support guided production levels, reduce AISC(1), increase revenue, and provide robust cash flows in 2025 to support development projects across the Company.

The discovery of additional economic oxide mineralization has the potential to improve upon these targets. Exploration activities, resource modelling, and engineering studies are in progress for several areas and new discoveries of oxide ore, including those at S12, Sekekoto West, FE4, FE2.5, among others, and the fresh ore targets of Tambali South and Sadiola Main. These developments are a key part of the Company's strategy, allowing for the optimized utilization of existing resources and infrastructure, further contributing to production and cost improvements for the next several years, and providing mine plan flexibility with more areas for mining.

The aforementioned approach will enable the mine to continue producing at elevated levels while incurring lower near-term capital costs.

The first phase of expansion at Sadiola broke ground in the fourth quarter of 2024 and advanced on schedule and on budget during the second quarter. Notable quarterly updates include:

•	Engineering and procurement are progressing well and essentially complete,

•	Earthworks, civil works and structural fill progressed well, handing over areas for mechanical erection,

•	The first components of the modular three-stage crushing plant have been shipped to site, and preparatory earthworks in the area are progressing,

•	The mill components arrived on site, along with structural steel and erection will commence imminently,

•	Major mechanical equipment, including the cyclones and pumps are en route and will arrive on site for installation during the third quarter,

•	Next milestones include:

◦	Third quarter focus on installation of structural steel and mechanical equipment, allowing for follow-on completion of the electrical, control and instrumentation installation,

◦	Stage 1 crusher operational late in the third quarter,

◦	Power generation expansion in November 2025,

◦	Commissioning start in November 2025.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Continued investment in the first phase expansion, including planned plant modifications and infrastructure upgrades, is consistent with prior estimates at $70 million in 2025. The first phase plant expansion involves installing additional crushing and grinding capacity in one of the processing plant lines, which will be dedicated to treating fresh ore. These modifications will allow Sadiola to treat up to 60% of fresh rock at a rate of up to 5.7 Mt/y in the modified process plant starting during the fourth quarter of 2025. With the completion of plant modifications in the first phase, Sadiola is expected to stabilize and produce between 200,000 and 230,000 ounces of gold per year in the medium term, ahead of the next phase of expansion. The Phase 2 Expansion, planned as a new processing plant with planned project commencement in late 2026 and dedicated to processing fresh rock and oxides at a rate of up to 10 Mt per year, targeted to start production in late 2028, is expected to increase production to an average of 400,000 ounces per year for the first four years and 300,000 ounces per year on average for the mine's life, with AISC(1) expected to decrease to below $1,200 per gold ounce.

Further, the Company is conducting engineering studies to determine the optimal path for a progressive, phased expansion of the existing plant beyond the year 2025, with the objective to target similar ultimate production levels at improved capital intensity. This will be achieved by advancing opportunities for optimization of the Sadiola Gold Mine Expansion Projects, including metallurgical test work and a pre-feasibility study to potentially increase recoveries by over 10 percentage points through the use of flotation and concentrate leaching. The progressive expansion would facilitate treatment of Fresh Ores, potentially reducing the requirements for a future single, major capital expenditure and accelerating gold production through increased plant throughput. These studies, supported by the Company's phased investment, seek to improve Sadiola's financial performance significantly. With this long-term and value-focused strategy, the Company is well-positioned to affirm that the advancement of the Sadiola Gold Mine Project is proceeding as planned, reinforcing Allied's commitment to operational excellence and long-term value creation.

Sadiola Exploration

Since acquiring the Sadiola Project in 2021, Allied has identified over 15 million tonnes of economic oxide mineralization within the near-mine footprint, significantly enhancing the oxide resource base critical for the existing and planned processing infrastructure. Ongoing exploration activities at Sekekoto West, FE4, FE2 Trend and Tambali South are crucial to Allied's strategy to leverage the existing resources and infrastructure to maximize production and cash flows in the short term.

During the quarter, exploratory and resource drilling programs were conducted on the Sadiola licence. A total of 273 holes were drilled totalling 24,627 metres by five exploration drill rigs. Resource and exploratory drilling programs continued and were expanded at the Sekekoto West, Tambali and FE4 deposits, and at the FE2.5 prospect during the quarter. A sterilization drill program over a proposed new tailings storage facility, to the east of Sadiola Mine continued and is expected to be completed in the third quarter.

Exploratory drilling at Sekekoto West deposit was extended to the north during the quarter with drillhole intersections demonstrating that the deposit remains open 500 metres to the north outside of the current pit designs. Further drilling is planned to continue testing for strike extensions of this mineralized trend to the north and south.

At the Tambali deposit, deeper core drilling of the fresh rock mineralization is being carried out on 100 metre section lines with a goal to be completed in the third quarter of 2025. Drillhole intersections demonstrate good continuity of economic mineralization to 320 metres depth. An updated geological model completed in the second quarter will provide guidance for further drill testing of this deposit in subsequent programs.

At FE4, a 199-hole drill program, now 29% completed, is being carried out to both upgrade inferred mineral resources to Indicated and test for extensions to the known mineralization. Results to date have been encouraging.

Drilling continued to the north of the 1.1 kilometre-long FE2.5 oxide gold prospect and extended oxide gold mineralization for another 1.1 kilometres further north to the south end of the historic 1.2 kilometre long FE2 pit. Oxide gold mineralization has now been followed, more or less continuously for 3.4 kilometres and is open to the north and, less so, to the south. Drilling will continue to test this limestone/clastic sediment trend with wide-spaced holes for another 2 kilometres to the north of the FE2 pit with a goal to exhibit potential for shallow oxide gold resources along the entire 5.5 kilometre long trend. Once the scope of the mineralization is defined, a systematic program of resource conversion will be carried out as required.

Further, Sadiola will also see continued efforts with five drills dedicated to continue testing for and extending the gold mineralized structures at Sadiola Main, Tambali, FE2 Trend, Sekekoto Trend and FE4 with a further budget of $5.7 million. The exploration is focused on both oxide and fresh mineralization with a preference for oxide gold mineralization in the near term. Oxide ore is favoured in the short term as it provides the plant with relatively inexpensive, high quality ounces. The horizontal and down-dip/down-plunge limits of these systems have not been defined yet and expectations of ongoing discovery/additions are high. A sixth drill will begin to follow up on other mineralized structures/ideas over the property area.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Sadiola Protocol Agreement

During the third quarter of 2024, the Company entered into a definitive protocol agreement (the “Agreement”) with the Government of Mali (the “State”), providing for renewal of the exploitation permit for Sadiola, advancement of the nearby Korali-Sud property including the issuance of a definitive exploitation permit for large-scale mining and processing of mined ore at the Sadiola plant, and the fiscal and regulatory framework for the phased expansion of the operations. Subsequent to the Agreement, other producers in the country reached similar arrangements with the State. The Agreement establishes a strong foundation for certainty and consistency, and leads to the Company continuing to operate in-country and able to pursue growth plans that result in stronger production and cash flow.

In particular, the Agreement provides several benefits for the Company, setting the stage for advancing the Company's plans:

•	Permit Renewals: The Exploitation Permit for the Sadiola Gold Mine has been renewed for ten years, and allows for further renewals after the initial ten-year term until all Mineral Reserves are depleted. This renewal enables operational continuity and supports the Company's phased expansion plan, which provide for the realization of Sadiola’s inherent value.

•	Fiscal and Regulatory Stability: The Agreement provides fiscal and regulatory stability, in which royalties align with the new mining code, although also provides for derogations from certain royalties. The derogations alone have substantial financial value, as compared to the mining code itself. In addition, the Company's ownership of Sadiola remains at 80%, with the State owning a carried 20% (the State's ownership of Korali-Sud increased to 35% on January 8, 2025, whereas the Company retained 65%) and maintain rights to fiscal stability, mediation and arbitration. As the Company was the first to complete negotiations and discussions culminating in the Agreement, the Company also secured a most-favoured-nations right which allows for it to claim any right or benefit settled with other companies operating in-country. This framework supports the phased expansion at Sadiola, fostering increased production and cash flow and creating a foundation for optimization projects to enhance recoveries and throughput.

•	Approval of Korali-Sud: Korali-Sud represents significant value and offers near-term production and cash flow, advancing strategic goals at Sadiola.

•	Potential Upside through Joint Ventures: The Company believes that entering into the Agreement has certain qualitative benefits which include increased goodwill which applies, in addition to other areas, to the pursuit of other in-country mining opportunities with the recently formed State mining company. These include nearby deposits which would benefit Sadiola.

•	Tax Stability: Under the Agreement, Mali has agreed to abandon all outstanding claims related to the Company’s customs, income and other tax matters up to the date of the Agreement, offering a clean slate for tax-related matters moving forward.

The Agreement also provides for certain payments to the State. On October 12, 2024 the Company made an initial upfront payment. The Company made the final payment of 25 billion CFA francs, or approximately $42.2 million on April 4, 2025. In addition, the Company also settled certain tax and other obligations. In accordance with IFRS, all amounts were expensed during the third quarter of 2024. Lastly, part of the Company's business plan, and reflected in the Agreement, is the Company undertaking to proceed with the phased expansion at Sadiola.

Sadiola Mineral Reserves and Mineral Resources

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 27

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Bonikro (89.89% interest), Côte d’Ivoire

The Bonikro gold mine is an open pit gold mine located in the Oumé region of Côte d’Ivoire (“Bonikro” or “Bonikro Mine”). The remaining ownership is split between the Government of Côte d’Ivoire (10%) and a local minority shareholder (0.11%).

Bonikro is contiguous to Agbaou, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other.

Bonikro comprises two separate mining licences (the Bonikro Licence and Hiré Licence), although integrated under single operational management.

Bonikro Key Performance Information	For three months ended June 30,		For six months ended June 30,
(100% Basis)	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.59	0.81	1.03	1.67
Waste mined (M tonnes)	5.05	3.20	10.28	6.91
Ore processed (M tonnes)	0.63	0.53	1.26	1.02
Gold
Production (Ounces)	25,775	20,496	45,446	39,127
Sales (Ounces)	22,517	19,036	43,441	40,340
Feed grade (g/t)	1.26	1.30	1.17	1.29
Recovery rate (%)	95.0%	93.9%	94.0%	93.0%
Total cost of sales per ounce sold(4)	$1,928	$1,814	$1,829	$1,849
Cash costs per ounce sold(1)	$1,384	$1,248	$1,387	$1,331
AISC per ounce sold(1)	$1,592	$1,515	$1,588	$1,632
Financial (In thousands of US Dollars)
Revenue	$66,564	$43,254	$126,788	$86,217
Cost of sales (excluding DDA)	(31,361)	(24,497)	(60,579)	(57,577)
Gross profit excluding DDA(1)	$35,203	$18,757	$66,209	$28,640
DDA	(12,056)	(9,830)	(18,855)	(16,636)
Gross Profit	$23,147	$8,927	$47,354	$12,004
Capital Expenditures (In thousands of US Dollars)
Sustaining	$12,877	$2,559	$27,805	$7,585
Expansionary	—	6,766	48	6,766
Exploration	2,292	2,090	4,266	3,740

Bonikro produced 25,775 ounces of gold during the three months ended June 30, 2025, compared with 20,496 ounces produced in the comparative prior year quarter and in line with plan and annual guidance. The increase in production was driven by higher grade ore mined from PB3, and improved throughput and recovered grade in the process plant. Improved plant throughput was achieved with the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

Bonikro remained on plan in the quarter, benefiting from mine sequencing into higher-grade zones and stable plant performance. Throughput improved following enhancements to the comminution circuit, including screen panel modifications that lifted mill rates by nearly 9%. Gains were also supported by better crusher availability and proactive maintenance routines. The ongoing stripping campaign at PB3 and PB5 in the second quarter positions the Company on track to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Lastly, mining at the Assondji-So pit commenced in the second quarter, and is on track for processing at the Bonikro process plant.

| 28

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Processing optimization continues, with a focus on gravity recovery, circuit efficiency, and slurry control. Power reliability also improved, contributing to greater plant stability. In parallel, a concept-level underground study at the Hiré endowment was completed during the quarter. While early-stage, the findings are encouraging and support the launch of further technical evaluations. This work will assess the viability of underground mining as a long-term strategy to access deeper mineralization, unlock new production fronts, and extend the life of the Bonikro operation.

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The Company anticipates waste stripping in the third quarter at similar levels than that completed during the second quarter, after which Bonikro PB5 be able to provide higher-grade ore for the remaining years of its current life. Costs for the period were in line with plan.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

For the six months ended June 30, 2025, Bonikro produced 45,446 ounces compared to 39,127 ounces produced in the comparative prior year period. The increase in production was driven by higher grade ore mined from PB3, and improved throughput and recovered grade in the process plant. Improved plant throughput was achieved with the completion of plant enhancements, increased crusher availability, improved fragmentation, and enhanced maintenance practices.

The ongoing stripping campaign at PB3 and PB5 in the first half of the year positions the Company on track to expose higher-grade material for the last quarter of 2025, as well as the following years, with minimal waste stripping expected during 2026 and 2027. This mining sequencing at Bonikro, for an anticipated $60 million of capital expenditures related to production stripping during 2025, will lead to robust free cash flows, as the stripping ratio decreases and it further exposes higher-grade ore. As the waste stripping benefits not only 2025 but also the following two years of production, the AISC(1) per ounce sold figure accounts for the allocation of the stripping spend over the ounces it benefits through 2027. Costs for the period were in line with plan.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Hiré Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences, with the following drilling activity:

•	Hiré Mining Licence: 148 holes, comprising 10,100 metres

At the Hiré mine, three rigs defined relatively narrow lenses of oxide gold mineralization traceable for 550 metres and 1,100 metres at the Assondji-So Marais and Assondji-So South areas, respectively. Both of these zones lie within the southwest part of the compensation area with mineralization expected to extend to the west outside of the permitted area. Work to further extend the Assondji So South mineralization, to the southwest, is expected to begin in the third quarter. Scout drilling also started immediately south of the Assondji So pit over an area of historic artisanal workings. This work is expected to continue into the third quarter. A program is also planned to commence in the third quarter to test the underground potential of the gold mineralization below the Akissi So pit.

On the Bonikro mining licence and exploration licence no work programs were undertaken, as anticipated.

| 29

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Oumé Exploration

Resource and exploration drilling was conducted during the quarter on the Company's mining licences and exploration licences, with the following drilling activity:

•	Oume Exploration Licence: 49 holes, comprising 5,464 metres

At the Oumé Project, drilling to convert Inferred mineral resources to Indicated mineral resources was completed at the Dougbafla North prospect with some holes designed to extend the zone across strike and to depth. Drilling resumed over the Dougbafla West deposit with a goal to infill and extend the mineralized lenses with drilling continuing into the third quarter. Exploration work plans have been proposed to the east of the Dougbafla Central zone and SW of the Dougbafla West Prospect as the limits of the Oumé mineralized systems have not been defined yet. One of the goals of the step out drilling is to identify additional felsic intrusions along the shear corridor where wider mineralized zones would be expected.

Bonikro Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 30

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Agbaou (85% interest), Côte d’Ivoire

Agbaou is an open pit gold mine, located in the Oumé region of Côte d’Ivoire. The remaining ownership is split between the Government of Côte d’Ivoire (10%) and the SODEMI development agency (5%).

Agbaou is contiguous to Bonikro, and together comprises the CDI Complex, with the two processing plants located only 20 km from each other.

Agbaou Key Performance Information	For three months ended June 30,		For six months ended June 30,
(100% Basis)	2025	2024	2025	2024
Operating
Ore mined (M tonnes)	0.41	0.76	1.04	1.11
Waste mined (M tonnes)	9.71	6.24	18.49	11.78
Ore processed (M tonnes)	0.59	0.46	1.15	1.01
Gold
Production (Ounces)	15,959	15,855	35,096	34,071
Sales (Ounces)	14,938	15,066	33,501	34,030
Feed grade (g/t)	0.89	1.07	0.98	1.08
Recovery rate (%)	94.7%	95.8%	95.0%	95.5%
Total cost of sales per ounce sold(4)	$2,267	$2,304	$1,845	$2,216
Cash costs per ounce sold(1)	$2,085	$2,079	$1,742	$1,990
AISC per ounce sold(1)	$3,104	$2,336	$2,561	$2,218
Financial (In thousands of US Dollars)
Revenue	$46,430	$34,776	$98,168	$73,869
Cost of sales (excluding DDA)	(30,366)	(31,330)	(56,524)	(67,077)
Gross profit excluding DDA(1)	$16,064	$3,446	$41,644	$6,792
DDA	(3,495)	(1,126)	(5,278)	(3,460)
Gross Profit	$12,569	$2,320	$36,366	$3,332
Capital Expenditures (In thousands of US Dollars)
Sustaining	$13,721	$1,269	$24,552	$2,215
Expansionary	—	6,717	31	6,717
Exploration	989	—	1,677	—

Agbaou produced 15,959 ounces of gold during the three months ended June 30, 2025, compared to 15,855 ounces produced in the comparative prior year quarter. Production in the quarter was the result of higher oxide grade mined in the Agbale pit and treated at Agbaou. This allowed for increased throughput in the process plant. The performance was supported by mining fleet performance optimization and the implementation of enhanced short-interval controls.

At Agbaou, the Company prioritized waste removal over ore extraction to manage storm-water inflows into the pit and to secure access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production levels in 2026. Waste removal spend in the second quarter, which amounted to $13.2 million, had a large impact on AISC(1) over the 14,938 ounces sold. While waste movement is expected to continue at similar levels for the remainder of the year, ore feed, gold grades and production are expected to materially increase quarter over quarter, resulting in reduced costs and increased cash flows in the second half of the year. In addition to operational factors, increased waste removal in 2025 allows for less reliance on short-term resource conversion to support production levels in 2026, creating a bridge to focus additional exploration spending at Agbaou on more transformational targets aimed to add ounces and with an objective to increase mine life at Agbaou by four to six years, with the completion of the first stage exploration program in 2026. Production in 2026 is expected to further increase from the current year.

| 31

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

The Company has now succeeded in implementing a centralized management model for both mines in CDI, streamlining processes, optimizing resources, and enhancing service delivery for sustainable growth, and lowering AISC(1). The benefits of the centralized contractor model and the Hub-and-Spoke structure implemented are becoming more evident, enabling improved agility in managing shared resources and coordinating recovery efforts across sites. These enablers will be further embedded in the coming months as the Company transitions from initiation to full execution. Looking ahead, execution discipline will remain central to delivering value in the second half. With deeper integration of the Hub-and-Spoke model, continued focus on plant optimization, and improved mining flexibility.

Costs for the second quarter, as anticipated, reflect the significant increase in waste removal at WP 7, which will benefit access to oxide ore in the later part of 2025, partially offset by the successful implementation of a centralized management model. This is expected to result in higher production at lower costs for the remainder of 2025, as second half of the year sustaining capital significant decreases in the third quarter, and is minimal in the fourth quarter.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

For the six months ended June 30, 2025 Agbaou produced 35,096 ounces compared to 34,071 ounces produced in the comparative prior year period.

Production increased marginally, due to higher oxide grade mined in the Agbale pit and treated at Agbaou through the tolling agreement, allowing for increased throughput in the process plant. The mining sequence prioritized waste removal over ore extraction, to gain improved access to higher-grade ore in the second half of 2025 as well as to support increased operational flexibility and production in 2026. Ore feed, gold grades and production are expected to materially increase quarter-over-quarter, resulting in reduced costs and increased cash flows.

Costs for the first half of the year quarter, as anticipated, reflect the significant increase in waste removal at WP 7, which will benefit access to oxide ore in the later part of 2025, partially offset by the successful implementation of a centralized management model. This is expected to result in higher production at lower costs for the remainder of 2025, as second half of the year sustaining capital significant decreases in the third quarter, and is minimal in the fourth quarter.

Gold sales differed from production due to the timing of gold pours and final shipments before quarter end. The resulting build-up in finished goods inventory has been sold in July.

Agbaou Exploration

Allied is actively pursuing opportunities to extend the mine life by increasing Mineral Reserves through sustained drilling and other exploration efforts. In the second quarter of 2025, with a further budget of $7.5 million for the year, the Company launched a focused initiative comprising two strategic projects aimed at accelerating this objective.

The first project targets the Agbaou West and East pits, with the goal of upgrading Inferred Mineral Resources to Indicated Mineral Resources to test for down dip extensions of known mineralization and to test for new lenses. The drilling campaign, structured in three phases, commenced in July, 2025, and is scheduled for completion in the first half of 2026. The program's goal is to add several more years to mine life.

The second project focuses on the Hire-Akissi So target, where the Company is working to confirm the presence of an underground mineable resource at grades ranging from 3 to 4 g/t of gold. This two-phase drilling program also commenced in July 2025, and is expected to conclude by late first quarter of 2026.

Allied anticipates reporting progress on these initiatives by delivering a program status update in the second quarter of 2026. Up to seven core drills will be devoted to these two programs with one other RC drill dedicated to testing new targets.

Resource and exploration drilling was conducted during the quarter on the Company's Agbaou mining licence, with drilling activity of 37 holes comprising 5,167 metres.

At Agbaou two coring rigs were drilling at West Pit 7/8 to conduct infill on the reserve model as a validation test with positive results confirming the model. As well, five holes were drilled to test a new lens of mineralization, again with positive results. Additional holes to test the down-dip limits of the mineralization within the resource pit limits at West Pit 4 has commenced with two drills. The aforementioned larger drill program, designed to convert inferred mineralization to Indicated mineral resources, will commence in the third quarter and extend into the first quarter of 2026. Soil sampling was completed over the Niafouta and Agbaou South targets. A drill program has been designed to test the Agbaou South target. A third area of soil sampling commenced over the Agbaou West area, which overlies the same rock and structural package as the Agbaou Deposit.

Agbaou Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 32

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

5.	CONSTRUCTION, DEVELOPMENT AND OTHER CORPORATE INITIATIVES

For details on the Sadiola Expansion Project please refer to the Sadiola section of Section 4 of this MD&A.

Notable progress relating to some the Company’s development and advanced stage exploration include, but are not limited to the following:

Kurmuk Project (100% Interest)(7), Ethiopia

Project Summary

The Kurmuk Project is a construction project in the Benishangul-Gumuz region of Ethiopia. The Company holds an effective 100% ownership stake in the project; however, the Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and the finalized installation of a power line and substations. The power supply construction agreement is in development and is expected to be completed and energized ahead of first gold. An existing development agreement, signed with the Government of Ethiopia, spans an initial 20-year period and is renewable thereafter. The current project design encompasses the Dish Mountain and Ashashire deposits, with numerous exploration targets across the Kurmuk Project’s expansive 1,450 km² exploration territory.

The Company made the decision to advance the project in 2023, and its construction has been funded by available cash on hand and cash flows from producing mines, and the Kurmuk stream and gold prepay entered into in the fourth quarter of 2024.

Key project detail are as follow:

•	First gold pour is expected mid-2026.

•	Currently defined 2.7 million ounces in Proven and Probable Mineral Reserves.

•	Kurmuk is expected to deliver 175,000 gold ounces for the partial year of production in 2026, an average production level of approximately 290,000 gold ounces per annum over the first four years and 240,000 gold ounces per annum over a 10-year mine life at industry-leading AISC(1) below $950 per ounce, based solely on Mineral Reserves. This represents a significant improvement over the original project, which was projected to average 200,000 ounces annually at similar capital costs, with further upside potential supporting an initial strategic target mine life of 15-years.

•	A mining plan utilizing conventional open pit mining techniques with internationally recognized mining contractors and a robust process design using proven technologies.

•	A 2023 study proposed an increase in plant throughput from 4.4 Mt per year in the 2022 Definitive Feasibility Study to 6.0 Mt per year, representing a 38% increase. By utilizing existing major equipment and contractor mining, the proposed expanded project could be developed within the same capital requirements range as initially planned.

The project implementation team features strong African project delivery capabilities. Operational readiness remains a strategic focus, supported by active planning and phased preparation. Key leadership appointments, including the General Manager and other critical operational roles, were successfully completed during the period, enhancing organizational depth ahead of commissioning and ramp-up.

| 33

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Progress

In 2024 the Company focused on detailed and optimized execution planning, favourable contract negotiations with local contractors which lowered upfront required payments, higher local contractor deployment with lower mobilization costs and better schedule, and a redesign of certain earthworks which have reduced quantities and related schedule. Additionally, the signed Power Purchase Agreement ("PPA") with Ethiopian Electric Power secures reliable hydroelectric energy, further confirming the project’s cost economics as a low-cost producer by ensuring access to one of the world's most affordable and sustainable power sources. The power line and substation are in the development stage phase and are expected to be finalized and energized ahead of first production.

The Company continues to track well against plan for the Kurmuk Project, both in terms of physical completion and spend, having achieved key milestones and progress during the second quarter of 2025. The Company remains positioned to achieve the next milestones, which include:

◦	Bulk mining activities start in third quarter 2025,

◦	Completion of engineering in third quarter 2025,

◦	Mechanical erection ramp-up in third quarter 2025 in CIL area,

◦	CIL area completed in first quarter 2026,

◦	Power line completion in first quarter 2026,

◦	Commissioning start in second quarter 2026,

◦	First gold in second quarter 2026.

Being less than a year away from first production, the Company is advancing technical studies aimed at improving operational confidence and flexibility, including potential increases in plant throughput among other improvements and targeted optimizations. The Company is also advancing a detailed review of the remaining aspects of the project, including project supply chain and logistics. Notable quarterly updates include:

◦	Engineering and Procurement have achieved approximately 90% progress. Transportation of key equipment is advancing well, with delivery to site of key components such as the Carbon-in-Leach ("CIL") tanks and grinding mills.

◦	Structural fills at the plant terrace were completed.

◦	Critical areas including crushing, grinding, and CIL were handed over to the civil contractor, allowing rebar installation and concrete works:

•	Foundation work for all CIL tanks and thickeners is complete and handed over to the Structural, Mechanical, Plate and Piping ("SMPP") contractor.

•	Concrete casting for both the SAG and Ball mill has been finalized, marking a key milestone in plant infrastructure readiness.

•	Works are progressing on the primary crusher, stockpile tunnel, process water tanks, and reagents facilities in line with the schedule.

◦	Key bulk earthworks progress outside the process plant area was achieved ahead of the rainy season, including:

•	Substantial completion of the water storage dam, a critical milestone for water capture ahead of the wet season.

•	The construction of the explosives magazine facilities is progressing as planned, with work on track to support the scheduled arrival of the first explosives on site.

•	The construction of the airstrip has been completed, marking a key logistics, safety and security milestone for the project.

◦	SMPP contractor fabrication is progressing well, and site mobilization is advancing through a phased approach focused on erecting the permanent camp ancillary facilities.

◦	Development of the main accommodation camp is nearing completion, with key support facilities including a 1,200-person kitchen, administration building, clinic, and laundry being actively managed to accommodate the project's expanding workforce and mobilization needs.

◦	Mobilization of the mining fleet is ongoing with the site delivery expected imminently.

◦	Meanwhile, the Company completed pioneering mining activities for the establishment of access and infrastructure. Mining activities will continue throughout the year and into 2026, with the objective of preparing the mine and building ore stockpiles to support the commissioning stage and the start of operations.

Kurmuk is expected to produce first gold by mid-2026, contributing an estimated 175,000 ounces of gold in the second half of 2026. On a year-to-date basis, $127.4 million has been spent on the Kurmuk Project, comprising direct construction capital expenditures and exploration activity, with $71.3 million spent in the quarter.

A November update is planned for Kurmuk Mineral Resources and Mineral Reserves, in relation to the infill drilling effort carried thus far to support the start of mining activities, along with an exploration update on the different targets throughout the property.

| 34

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Project Exploration

During the second quarter, drilling was focused on infill resource drilling on the strike extension of Dish Mountain Resource and on the Dish Mountain Northern Prospects. Exploratory drilling and channel sampling continued at the Tsenge Prospect. A total of 29 holes for 6,683 metres was drilled by five exploration drill rigs. At quarter end, the drilling programs were 46%, 100% and 17% complete for Dish Mountain Resource Extension, Dish Mountain Northern Prospects and, Setota Hill infill (Tsenge Prospect), respectively. Reprioritization of extensional drilling at Dish Mountain will be carried out in the second half of, 2025 in conjunction with an updated resource estimate.

At Tsenge, channel sampling was completed along 11 road cut sections representing 1,498 metres of sampling. Results to date have been promising and lock in the surface locations of the zones being intersected by the drilling.

The drill program at Hiccup Hill and Setota, at the southern end of the Tsenge Prospect, will focus on building out a potential inferred mineral resource on 80 metre spaced lines. The Tsenge scout drilling program remained on hold during the quarter. Exploration over the 7 kilometre long Tsenge prospect will consist first of an IP survey to prioritize targets areas along this very large feature. The Tsenge field exploration camp was mostly complete at the end of the second quarter with three drill crews, a geologist and support staff, in place at the end of the quarter. This camp will be used as a base for the Tsenge and Ashashire drilling and as a base for regional exploration programs.

Drilling is expected to resume at Ashashire early in the third quarter, to further test the depth extent of the mineralization with a longer term goal of potentially deepening the ultimate Ashashire pit.

Further, drilling will resume testing the depth extent of the Ashashire deposit with a goal to add new mineral resources and convert Inferred Mineral Resources to Indicated Mineral Resources with a further budget of $3.7 million. Drilling will continue at depth and along strike of the Dish Deposit and Tsenge Prospect with new drilling continuing at the Urchin Prospect, located close to the Ashashire haul road. Five drills will be devoted to these programs. A drone magnetic survey and an induced polarization survey (over Tsenge and Ashashire) are also planned with timing pending permitting. All of this work is aligned with the Company's strategic objective of a 5 million ounce mineral inventory at Kurmuk.

Kurmuk Power Purchase Agreement

On August 19, 2024, the Company announced that its subsidiary, Kurmuk Gold Mine PLC, which owns the Kurmuk Project, entered into a definitive PPA with Ethiopian Electric Power to secure a reliable, competitive, and sustainable energy supply for Kurmuk throughout the life of the mine. This is an important milestone in the project's development, as a steady supply of hydroelectric power ensures that Kurmuk remains one of the lowest AISC(1) projects in the world. Ethiopia is a low-cost power producer, generating power almost entirely through hydroelectric sources, making it one of the most durable and cleanest power supplies globally.

Key Terms of the Agreement:

•	Term: The Power Purchase Agreement will be in effect for a period of twenty years and may be extended by mutual agreement.

•	Energy Charge: The agreement secures a flat energy charge of $0.04 per kWh, applicable from the supply commencement date and remaining fixed for the entire term, providing cost certainty for the project.

•	Renewable Energy Source: The project will benefit from Ethiopia's predominantly renewable energy sources, aligning with the Company's commitment to sustainable mining practices.

•	Transmission Line Construction: Electrical grid power will be supplied to the operation via a 75-kilometre, 132 kV power line, which is expected to be completed and energized ahead of first production in mid-2026, with substations at Asosa—a major city near the project—and at the project site. The government will provide the grid connection, which will increase their equity stake in Kurmuk Gold Mine PLC from 5% to 7%, as defined in the Kurmuk Development Agreement. On-site power will be distributed via a network of 11 kV power lines.

Securing the terms of the PPA marks a key milestone in advancing the Kurmuk Gold Project, cementing its path to becoming a low-cost producing mine for the Company. This agreement not only ensures the project's financial viability by locking in low energy costs but also reinforces Allied's strategic focus on leveraging sustainable energy solutions, positioning Kurmuk as a model for responsible mining in the region.

Kurmuk Mineral Reserve and Mineral Resource

Please refer to Section 6: Mineral Reserve and Mineral Resource Estimates for further details.

| 35

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

NYSE Listing

Allied began trading on the NYSE under the ticker symbol AAUC on June 9, 2025. Allied believes that listing on the NYSE will provide the Company with, among other things, access to a broader investor audience, increased sources of potential capital, improved trading liquidity in Allied's common shares, and increased research coverage from U.S. investment banks. Finally, the listing is expected to provide the opportunity for broader index inclusion.

Common Share Consolidation

In May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

Sadiola Strategic Arrangements

In the process of reviewing its power needs and overall power supply strategy, particularly in relation to Sadiola, the Company engaged with several parties over the course of the year, and it previously announced that it was negotiating a broader arrangement that included a power supply agreement and a sale of a portion of the Company’s ownership in Sadiola with Ambrosia Investment Holding (“Ambrosia”). Subsequently, the Company also received a proposal from a third party for the purchase of a portion of Sadiola, on comparable terms. While the Company continues discussions relating to possible broader corporate transactions with Ambrosia and others, Allied has determined that selling any portion of Sadiola should not be undertaken at this time, and the pursuit of a power solution for Sadiola should be undertaken independently of broader corporate or asset level transactions. In addition to available independent power solutions being better priced and scaled, there has been considerable advancement with Sadiola that supports considerably greater value.

The Company has significantly advanced its analysis of power supply requirements for various expansion scenarios at Sadiola following the Phase 1 expansion. It has made substantial progress in assessing and negotiating the implementation of robust, proven, self-sufficient, pure-power solutions with experienced African power generation specialists. These solutions are tailored to the phased expansion approach at Sadiola, allowing for the progressive implementation of sustainable and reliable off-grid solutions. These pure-power solutions will enable the Company to deploy the optimal renewable energy penetration rate for each stage of the expansion project, improving energy supply reliability at all times, and achieving meaningful medium-term savings over the next five years, while remaining competitive in the longer term compared to the Ambrosia proposal, which had a higher capital intensity associated with a large-scale solar plant covering the requirements of the Phase 1 expansion, that led to meaningfully higher costs of power in the short to medium term.

Given the results of this process and the strategic relevance of self-reliant power supply, which has become a stated goal of the government in Mali, the Company has decided to advance the implementation of a self-reliant power generation solution for the site. This enables the Company to pursue an optimal solution for Sadiola, in collaboration with specialized and renowned partners, and where the Company also holds a significant ownership interest in the energy infrastructure. The Company is currently completing negotiations with a select group of companies for the long-term supply of energy to Sadiola. The solutions propose a phased deployment of a combination of off-grid thermal generation and solar-battery energy sources, offering a competitive levelized cost of energy compared to previous studies and the market. Allied expects to settle the framework agreements imminently and complete contract negotiations by the beginning of the fourth quarter of 2025. Amongst the many advantages of this solution, it creates more efficiency than pure solar alone, is cost effective and it is scalable to accommodate the larger expansion of Phase 2, or the incremental expansions between Phases 1 and 2 whose technical studies are being completed.

The Company concluded that it is able to execute its development strategy for Sadiola without the need to divest any stake in the asset, retaining ownership and gold-price leverage of a high-quality asset and exploration portfolio that has increased in value since the beginning of the year. Sadiola continues to stand out as a Tier-1 asset, underpinned by a strong operational base, significant mineral reserves and a leading production growth profile.

This confidence, and reasons to maintain full ownership of the asset and seek better terms with another power-solution partner, is supported by gold prices being substantially higher than at the time of engagement with the above-mentioned parties which significantly appreciates the value of the asset, the ongoing Phase 1 expansion being well advanced and on track for first gold production this year, improvements in governmental and other similar stakeholder engagements in Mali, a significantly improved and improving business environment in country, improved mine plans and management of the asset, and the advancement of engineering studies to assess the merits of a progressive expansion after Phase 1. This progressive approach targets reduced capital requirements in the medium term, leveraging the existing processing infrastructure. Furthermore, Allied is advancing test-work and engineering studies aimed to meaningfully increase metallurgical recoveries through the implementation of flotation and concentrate leaching as an add-on to the project. In addition to these technical studies and opportunities aimed at unlocking significant value and optionality, Allied has made significant progress on developing new oxide targets near mine, and is actively pursuing their conversion to mineral inventories and potential development, supported by an increased exploration budget and drilling program at Sadiola, focused on near-plant oxide opportunities.

| 36

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

As noted, Allied has positioned itself as a reliable partner with the Malian government, being the first company to adopt a new mining protocol in light of the 2023 mining code. The Company continues advancing discussions with SOREM (Mali state-owned mining company) to pursue potential mining opportunities in the vicinity of Sadiola and other highly prolific areas in Mali. While definitive arrangements have not been concluded at this time, the Company is in advanced discussions and is encouraged with the prospects under evaluation and the cooperativeness and ongoing engagement with in-country authorities.

With all of these regional, economical and technical factors considered, the Company believes that the implied value of Sadiola has increased significantly during a time coincident with the Company’s conclusion that pursuing a self-reliant independent and optimized power solution is a better way to create value.

Bought Deal Public Offering and Concurrent Block Trade

During the quarter, in April of 2025, the Company successfully closed on a bought deal public offering, and a significant shareholder of the Company completed a concurrent block trade transaction of common shares owned by such shareholder. The offering was for an aggregate of 17,250,000 common shares at a price of C$5.35 per share (on a pre-consolidation basis) for aggregate gross proceeds of $66.8 million and net proceeds of $61.9 million.

Enhancing market liquidity remains a key objective for the Company. Over the past 18 months, average daily trading volume, measured over a 20-day period, has increased approximately ninefold. The significant shareholder's block trade and the Company's offering further improved trading liquidity in advance of the Company's listing on the New York Stock Exchange. These transactions also support broader index inclusion and additional investor interest, all of which should help the Company's share price better reflect the Company's intrinsic value per share.

The Company intends to use the net proceeds from the offering to fund its optimization and growth initiatives, including advancing studies and engineering work to improve recoveries at Sadiola, supporting exploration and mine life extension studies in Côte d'Ivoire, and conducting additional exploration and development activities across its broader asset portfolio. The proceeds of the offering are expected to assist the Company in accelerating value creation from these assets and associated activities.

Gold Prepaid Forward Arrangement

On December 19, 2024 the Company entered into a Gold Prepaid forward arrangement with select lenders (the "Prepay Lenders"), for a total advance amount of $75 million. Under this arrangement, the Company will deliver to the Prepay Lenders an aggregate of 2,802 ounces of gold per month over a period of twelve months, starting in October 2026. The Prepay Lenders include National Bank of Canada, Macquarie Bank Limited and Citibank, N.A. The Gold Prepay arrangement is a low cost of capital financing.

Zero-Cost Collar Execution

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Precious Metals Purchase Agreement with Wheaton Precious Metals

On December 5, 2024 the Company entered into a streaming transaction with Wheaton Precious Metals International Ltd. ("WPMI"), a wholly-owned subsidiary of Wheaton Precious Metals Corp., ("Wheaton"). Under the terms of the streaming agreement, Allied will receive an aggregate $175.0 million upfront cash payment (the "Advance Amount"), in four equal instalment payments, to support the funding of its growth strategy underpinned by the development of its low-cost, fully permitted, and highly prolific Kurmuk Project in Ethiopia. The Company has made the two first draws of the four planned payments.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

WPMI will having the right to purchase 6.7% of payable gold from the Company's Kurmuk mine (the "Stream"), which will step down to 4.8% of payable gold after the delivery of 220,000 ounces of gold. WPMI will make ongoing payments of 15% of the spot gold price for each ounce delivered under the Stream. The Stream will cover the existing Kurmuk mining licence and until 255,000 ounces of gold have been delivered to WPMI, any mineral interests located within a 50 km radius of the mining licence which are processed at the Kurmuk plant.

Transaction Rationale

•	Crystallizes Significant Inherent Value in Kurmuk - The Stream Transaction recognizes the inherent value of the Company's Kurmuk Project and implies a valuation multiple significantly higher than that at which the Company's shares currently trade in the market and the price at which the Company went public.

•	Attractive Cost of Capital - The Company evaluated different financing options as part of an exhaustive process, concluding that this Stream Transaction provides much better cost of capital than any other alternative. The Stream agreement offers a competitive cost of capital based on Kurmuk's Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resources conversion and exploration upside within the mining licence.

•	Financial Strategy - The Stream Transaction marked another significant milestone in completing the planned comprehensive financial package for the Kurmuk Project.

•	Exploration Upside Retained - Allied's strategic objective for Kurmuk is to achieve a multi-decade mine life at production levels equal or above the average life of mine of 240,000 ounces of gold per year, leveraging on the project's highly prospective land package. As result of the Stream Transaction, Allied retains full exposure to the significant exploration upside beyond the mining licence, include the Tsenge, Agu and Dull Mountain targets among others. The Company is advancing a $7.5 million exploration program at Kurmuk focused on near mine extensions and regional targets where Allied sees the best potential to increase mineral inventories.

•	Flexibility in Stream Deliveries - Allied can accelerate the step-down stream rate by supplementing planned deliveries with ounces produced from outside the Large-Scale Mining Licence.

Public Offering of Common Shares

During the fourth quarter of 2024, the Company closed a public offering of common shares, resulting in a total issuance of 71.3 million common shares in the capital of the Company at a price of C$3.10 per Share for aggregate gross proceeds of $162.1 million (C$221.0 million). The Company intends to use the net proceeds of the offering to support the funding of its optimization and growth initiatives, including in relation to all rights and obligations dealing with and allowing for continuous management, optimizations, advancements, improvements and phased expansion of the Sadiola Mine, and in respect of costs associated with the Kurmuk development project. The Offering is part of the Company's previously announced broader financing plan, which also includes a gold stream and gold prepay facility on the Kurmuk Project, intended to enhance financial flexibility to unlock significant value.

Precious Metals Purchase Agreement with Triple Flag Precious Metals

On August 14, 2024, the Company closed the streaming transaction with Triple Flag International Ltd., a wholly-owned subsidiary of Triple Flag Precious Metals Corp. (collectively, “Triple Flag”). Under the terms of the agreement, Allied received a $53.0 million upfront cash payment (the “Advance Amount”) and will receive an ongoing payment equal to 10% of the spot gold price. Triple Flag will have the right to purchase 3% of the payable gold produced at each of the Agbaou and Bonikro mines, subject to a step-down to 2% after set delivery thresholds.

The transaction recognizes the inherent value of the Company’s CDI mines and implies a valuation multiple significantly higher than that at which the Company’s shares currently trade in the market and the price at which the Company went public. CDI comprises the Agbaou and Bonikro mines, which are located in Côte d'Ivoire within the Birimian Greenstone Belt. Allied is targeting a sustainable production platform of 180,000-200,000 gold ounces per annum on a combined basis and a mine life greater than 10 years, driven by an extensive exploration program, cost optimizations, and process improvements aimed at extending mine life and increasing value. The Company evaluated different financing options as part of this process, concluding that this transaction provides a much better cost of capital than any other alternative, including equity financing. The streaming agreement offers a competitive cost of capital based on Proven & Probable Mineral Reserves and remains favourable when assuming Mineral Resource conversion and exploration upside.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

6.	MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Please refer to Section 12: Cautionary Statements and Internal Controls Over Financial Reporting – Notes on Mineral Reserves and Mineral Resources for further details.

2024 Year-End Mineral Reserves and Mineral Resources Summary

Allied’s near-term guidance and longer-term outlook are supported by its Mineral Reserves and Mineral Resources, which ensure the reliability and sustainability of the Company’s production platform while also providing the flexibility to increase near-term production and cash flows from high-yield near-mine targets. This year, Allied has conducted a thorough review of its mining design parameters, leading to the adoption of more conservative assumptions, especially regarding operational factors such as mining selectivity and dilution. This strategic adjustment aims to improve ore control procedures and the short-term predictability of operations. It also serves to offset the impact of increased Mineral Reserves together with the depletion resulting from mining activities in 2024. The Company is optimistic that its exploration efforts will continue to increase mineral inventories, with a goal to achieve additional growth by the end of 2025.

As of December 31, 2024, the Proven and Probable Mineral Reserves were reported at 10.8 million ounces of gold, contained within 237 million tonnes at a grade of 1.42 g/t. This figure remained relatively unchanged compared to the previous year. The stable reserve balance reflects the addition of new Mineral Reserves, the depletion of reserves due to production in 2024, and adjustments to the economic and design parameters outlined above. Similarly, the total Measured and Indicated Mineral Resources stood at 15.7 million ounces of gold, contained within 327 million tonnes at a grade of 1.49 g/t. This is nearly the same as the previous year's figure of 16.0 million ounces, with the slight decrease attributed to the conversion of Inferred Mineral Resources, which at year-end 2024 totalled 1.4 million ounces contained within 33.7 million tonnes at a grade of 1.33 g/t.

The Company’s 2024 year-year-end statement is provided below.

Mineral Reserves (Proven and Probable)

The following table sets forth the Mineral Reserve estimates for the Company’s mineral properties at December 31, 2024.

	Proven Mineral Reserves			Probable Mineral Reserves			Total Mineral Reserves
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	18,427	0.50	295	131,232	1.59	6,702	149,659	1.45	6,997
Korali-Sud Mine	1,151	0.70	26	4,188	1.23	166	5,340	1.12	192
Kurmuk Project	21,864	1.51	1,063	38,670	1.35	1,678	60,534	1.41	2,742
Bonikro Mine	6,021	0.76	147	5,961	1.55	297	11,982	1.15	444
Agbaou Mine	2,241	1.66	115	7,250	1.47	343	9,491	1.53	458
Total Mineral Reserves	49,704	1.03	1,645	187,302	1.53	9,187	237,006	1.42	10,832

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Mineral Resources (Measured, Indicated, Inferred)

The following table set forth the Measured and Indicated Mineral Resource estimates (inclusive of Mineral Reserves) and for the Company’s mineral properties at December 31, 2024.

	Measured Mineral Resources			Indicated Mineral Resources			Total Measured and Indicated
	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	19,833	0.55	349	192,248	1.55	9,610	212,081	1.46	9,958
Korali-Sud Mine	1,194	0.73	28	6,411	1.29	266	7,605	1.20	294
Kurmuk Project	20,472	1.74	1,148	37,439	1.64	1,972	57,911	1.68	3,120
Bonikro Mine	9,649	1.08	336	30,565	1.37	1,345	40,214	1.30	1,681
Agbaou Mine	1,748	2.29	129	7,579	2.06	502	9,327	2.10	631
Total Mineral Resources (M&I)	52,896	1.17	1,990	274,242	1.55	13,694	327,137	1.49	15,684

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

The following table set forth the Inferred Mineral Resource estimates and for the Company’s mineral properties at December 31, 2024.

	Inferred Mineral Resources
	Tonnes (kt)	Grade (g/t)	Content (k ounces)
Sadiola Mine	14,271	1.08	496
Korali-Sud Mine	316	0.73	7
Kurmuk Project	5,980	1.62	311
Bonikro Mine	11,129	1.33	474
Agbaou Mine	1,986	2.35	150
Total Mineral Resources (Inferred)	33,683	1.33	1,439

Note: Rounding of numbers may lead to discrepancies when summing columns or rows.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Mineral Reserve and Mineral Resource Reporting Notes

1.	Metal Price, Cut-off Grade, Metallurgical Recovery:

	Mineral Reserves	Mineral Resources

Sadiola (80%)	Price assumption: $1,700/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Korali-Sud (100% as at December 31, 2024, 65% as at January 8, 2025)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.31 to 0.78 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Kurmuk (100%)(7)

Price assumption: $1,500/ounce gold. Selected pit shells using value of $1,320/ounce gold for Ashashire and $1,440/ounce gold for Dish Mountain.

Open pit cut-off grades range from 0.30 to 0.45 g/t gold

Price assumption: $1,800/ounce gold Open pit cut-off grade of 0.5 g/t gold

Bonikro (89.89%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.57 to 0.63 g/t gold. For Agbalé, a $1,800/ounce gold was used with cut-off grades varying from 0.67 to 0.78 g/t gold.	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

Agbaou (85%)	Price assumption: $1,800/ounce gold Open pit cut-off grades range from 0.41 to 0.63 g/t gold	Price assumption: $2,000/ounce gold Open pit cut-off grade of 0.5 g/t gold

2.	Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Korali-Sud's ownership was increased to 35% owned by the State of Mali on January 8, 2025.

3.	All Mineral Reserves and Mineral Resources have been estimated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101.

4.	The Measured and Indicated Mineral Resource estimates are inclusive of those Mineral Resource estimates modified to produce the Mineral Reserve estimates.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.	Mineral Reserves and Mineral Resources are reported as of December 31, 2024.

7.	For the Qualified Person responsible for the Mineral Reserve and Mineral Resource estimates, see Section 12: Cautionary Statements and Internal Controls Over Financial Reporting of this MD&A.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

7.	FINANCIAL CONDITION AND LIQUIDITY

(In thousands of US Dollars)	As at June 30, 2025	As at December 31, 2024
Current Assets (including Cash and Cash Equivalents)	$394,039	$449,286
Non-Current Assets	1,106,264	870,568
Total Assets	$1,500,303	$1,319,854
Current Liabilities	494,769	485,003
Non-Current Liabilities	545,710	418,554
Total Liabilities	$1,040,479	$903,557
Equity attributable to Shareholders of the Company	380,801	345,765
Non-controlling interest	79,023	70,532
Total Equity	$459,824	$416,297

Net Working Capital(3)	$9,247	$60,639

Total assets were $1,500.3 million as at June 30, 2025, compared to total assets of $1,319.9 million as at December 31, 2024. The Company’s asset base is primarily non-current assets such as property plant and equipment, mining interests and exploration and evaluation assets. This reflects the capital-intensive nature of the mining business and previous growth through acquisitions. Other significant assets include: inventories, trade receivables, prepayments and other receivables (consisting of value-added taxes in the jurisdictions in which the Company operates), and cash and cash equivalents. Notable changes from the prior year are related to capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes and normalization of working capital.

Total liabilities as at June 30, 2025, were $1,040.5 million compared to $903.6 million as at December 31, 2024. The increase is predominantly attributable to working capital movements. Other significant liabilities include: provision of closure & reclamation, deferred and contingent consideration, trade and other payables including royalties payable, and income taxes (payable and deferred).

Cash and Working Capital

Cash and cash equivalents were $218.6 million as at June 30, 2025, compared to $225.0 million as at December 31, 2024. The cash balance was impacted by the closing of a bought deal offering for gross proceeds of $66.8 million during the quarter, the second draw under the Wheaton streaming arrangement of $43.75 million, offset by capital expenditures at Kurmuk, general increases to mineral property, plant and equipment due to ongoing operations, and general changes and normalization of working capital. The Company has sufficient cash on hand, and liquidity to fully manage its business. The Company believes that it is able to meet its obligations as they come due with cash flows from operating activities and future draws on the Wheaton Precious Metals streaming arrangement.

Net working capital(3) was $9.2 million at June 30, 2025, compared to $60.6 million at December 31, 2024.

Total Borrowings

The total borrowings, including the convertible debentures of the Company at June 30, 2025 were $110.0 million compared to $96.4 million as at December 31, 2024.

Current borrowings are associated with the convertible debentures, net of transaction costs, and movements from the prior period are fully associated with the mark-to-market of the instrument.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

LIQUIDITY

The Company plans to meet its spending commitments, which include continued spending on business development activities, exploration and project development (notably the Sadiola Expansion Project and the Kurmuk Project), with funds on hand, cash flows from operating activities and draws from the $175.0 gold stream from Wheaton Precious Metals International Ltd stream noted below, from which two draws are still available.

Allied also successfully executed a number of strategic transactions, further improving the Company's financial flexibility. The strategic direction was prompted by management's belief that capital markets were not fully capturing the inherent value of the Company's assets, leading Allied to seek alternative sources of capital. The Company completed these transactions with high quality counterparties, achieving a relatively low cost of capital, while crystallizing value upfront and bridging the gap between market value and inherent value to market participants.

The transactions included the share offering for aggregate gross proceeds of $161.6 million, the $250.0 million Kurmuk funding package comprising a gold stream of $175.0 with Wheaton Precious Metals International Ltd., a $75.0 million Gold Prepay facility for the Kurmuk development project, and the $66.8 million share offering during the second quarter of 2025. The streaming transaction with a partner of the scale and quality of Wheaton validates the inherent value opportunity at Kurmuk, including its engineering, design and ongoing development along with its strong geological upside potential. The Gold Prepay facility brings forward cash flows and include a built-in gold price hedge amidst favourable market prices. The prepay begins gold deliveries after Kurmuk's anticipated mid-2026 construction timeframe, further balancing the cash requirements for its construction.

The aforementioned activities provide the Company with flexibility to finance its share of the Sadiola phased expansion without relying on operating cash flows following the construction of Kurmuk in 2026. Other operational improvements and production increases are expected to begin generating significant cash flow in the coming quarters, providing additional financial flexibility for the Company to balance its allocation of capital and pursue other high return opportunities. This includes but is not limited to, further development of its CDI complex to create a complex with a strategic production level of 180,000 ounces per year for over 10 years. The Company is currently performing a review to advance the opportunities identified in the strategic plan to the next phases of definition and planning, including an update on Oume, along with the advancement of exploration and development targets in the Hiré and Agbaou land packages. Further updates will be provided throughout the year on these initiatives.

To further support its fully-funded plan, in the fourth quarter of 2024, the Company entered into zero-cost gold collars, of 10,000 ounces per month, from April 2025 to December 2026, for a total of 210,000 ounces, with a put of $2,200 per ounce and a call of $3,125 per ounce, safeguarding against downside in gold price, and locking in significant cash flow improvements based on the minimum $2,200 floor price. In May, 2025, the Company completed a gold price protection program that ensures a minimum price of $3,048 per ounce and full upside to $4,000 per ounce on gold production of 15,500 ounces per month from June 2025 through to March 2026, equalling a total of 155,000 ounces. Inclusive of already existing gold production under preceding gold price protection through March of 2026, this represents approximately 75% of total production in that period, thereby ensuring higher margins and cash flows as the Company completes the development of Kurmuk.

Lastly, the Company has immediately available credit of $50.0 million (inclusive of a $10.0 million accordion) under its revolving credit facility, which remains undrawn.

The Company’s near-term financial obligations include capital commitments and other financing commitments of $183.5 million, interest payments of $9.4 million and deferred and contingent consideration of $6.6 million, along with accounts payable and accrued liabilities.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

SOURCES AND USES OF CASH

The following table summarizes cash inflows and outflows:

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2025	2024	2025	2024
Operating cash flows before income tax paid, government settlements and working capital(6)	$115,975	$56,865	$216,763	$90,926
Income tax paid	(14,158)	(20,665)	(22,062)	(21,151)
Settlement of Mali Matters	(42,198)	—	(42,198)	—
Operating cash flows before movements in working capital(6)	$59,619	$36,200	$152,503	$69,775
Working capital movement(6)	(37,634)	(42,359)	(9,390)	(83,866)
Net cash generated from (used in) operating activities	$21,985	$(6,159)	$143,113	$(14,091)
Net cash used in investing activities	(97,357)	(40,391)	(201,227)	(61,760)
Net cash generated from (used in) financing activities	62,663	(337)	55,986	(4,196)
Net decrease in cash and cash equivalents	$(12,709)	$(46,887)	$(2,128)	$(80,047)

Operating Activities

Net cash generated from operating activities for the three months ended June 30, 2025 was $22.0 million. This compares to an outflow of $6.2 million in the prior year comparative quarter. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. Comparative period operating cash flows were further impacted by a working capital outflow. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the three months ended June 30, 2025 increased significantly, at an inflow of $116.0 million compared with the prior year comparative quarter inflow of $56.9 million, due to higher realized gold prices, the sale of the Korali-Sud finished goods inventory noted above, and proceeds from streaming. Prior year operating cash flows were impacted by a working capital outflow.

Working capital movement(6) for the three months ended June 30, 2025 impacted cash flows by $37.6 million, compared to $42.4 million in the prior year comparative quarter. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

Net cash generated from operating activities for the six months ended June 30, 2025 was $143.1 million compared to an outflow of $14.1 million in the prior year comparative period. Cash from operating activities in the current period benefited from higher realized gold prices, and proceeds from streaming, offset by the final payment in relation to the Mali protocol agreement entered into in 2024 in April of 2025. Comparative period operating cash flows were further impacted by a working capital outflow. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

Operating cash flows before income tax paid, government settlements and movements in working capital for the six months ended June 30, 2025 increased significantly, at $216.8 million, compared to $90.9 million in the prior year comparative period. The increase was related to higher realized gold prices, the sale of the Korali-Sud finished goods inventory noted above, and proceeds from streaming. Prior year operating cash flows were not impacted by any unusual items.

Working capital movement(6) for the six months ended June 30, 2025 impacted cash flows by $9.4 million, compared to a negative impact of $83.9 million in the prior year comparative quarter. The working capital impact for the current period is predominantly related to the timing of receipt of VAT credits, inventory movements, and accounts payable, as customary.

| 44

ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Investing Activities

For the three months ended June 30, 2025, net cash used in investing activities was $97.4 million compared to $40.4 million in the prior year comparative quarter. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, similarly to the comparative period.

For the six months ended June 30, 2025, net cash used in investing activities was $201.2 million compared with $61.8 million in the prior year comparative period. Investing outflows in the current period comprised primarily additions to PP&E and exploration and evaluation assets, which importantly included Kurmuk construction-related activities, owner costs and capitalized borrowings, similarly to the comparative period.

Details on capital expenditures by mine can be found in Section 1: Highlights and Relevant Updates.

Financing Activities

In the three months ended June 30, 2025, net cash generated from financing activities was $62.7 million compared to an outflows of $0.3 million in the comparative prior year quarter. Current quarter cash inflows from financing activities reflect predominantly the proceeds of the bought deal public offering. Prior quarter financing cash flows were also impacted by interest on the convertible debentures, which were not capitalized due to the Company having no eligible assets at the time.

In the six months ended June 30, 2025, net cash generated from financing activities was $56.0 million, compared to an outflow of $4.2 million in the comparative prior year period. Current period cash outflows from financing activities reflect predominantly the proceeds of the bought deal public offering, along with a dividend paid to the State of Mali. Prior year financing cash flows were impacted by interest payments on the convertible debentures, which were not capitalized due to the Company having no eligible assets at the time.

CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and borrowings, net of cash and cash equivalents, as follows:

(In thousands of US Dollars)	As at June 30, 2025	As at December 31, 2024
Total Equity	$459,824	$416,297
Current and Non-Current Borrowings	109,977	96,356
	$569,801	$512,653
Less: Cash and cash equivalents	(218,643)	(224,994)
	$351,158	$287,659

To maintain or adjust its capital structure, the Company may, upon approval from its Board of Directors, issue shares, pay dividends, or undertake other activities as deemed appropriate under the specific circumstances.

The Company manages its discretionary spending to align with cash availability and future cash flow forecasts. Amounts above may be higher or lower than expected depending on cash flows generated during the year.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at June 30, 2025, shown on an undiscounted basis:

(In millions of US dollars)	Within 1 year	Years 2 and 3	Years 4 and 5	After 5 years	Total
Debt
Repayment of principal	$—	$—	$107.3	$—	$107.3
Interest	9.4	18.8	1.8	—	30.0
Accounts payable and accrued liabilities	263.5	—	—	—	263.5
Reclamation and closure costs	0.1	8.9	37.8	125.0	171.8
Deferred and contingent consideration	6.6	80.7	32.6	—	119.9
Capital and other financial commitments	183.5	12.8	1.2	0.2	197.7
Total contractual obligations and commitments	$463.1	$121.2	$180.7	$125.2	$890.2

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of common shares at no par value. There are no options issued or outstanding.

In May of 2025, and in connection with the Company’s application to list its common shares on the NYSE, the Company completed a share consolidation on the basis of one post-consolidation common share for every three pre-consolidation common shares outstanding.

The following table summarizes the Company’s common shares and securities convertible into common shares as at the following dates:

(In millions of units)	As at August 5, 2025	As at June 30, 2025	As at December 31, 2024
Common Shares issued and outstanding	115.4	115.4	109.6
Stock options(5)	0.2	0.2	0.2
Restricted share units(5)	4.0	4.0	1.2
Performance share units(5)	1.1	1.1	—
Deferred share units(5)	0.1	0.1	—
Total Shares and Convertible Securities Issued and Outstanding(5)	120.8	120.8	111.0

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

8.	ECONOMIC TRENDS, BUSINESS RISKS AND UNCERTAINTIES

Exploration, development and mining of precious metals involve numerous risks as a result of the inherent nature of the business, global economic trends, and the influences of local social, political, environmental and economic conditions in the various geographical areas of operation. As such, the Company is subject to several financial and operational risks that could have a significant impact on its profitability and levels of operating cash flows.

Below is a summary of the principal financial risks and related uncertainties facing the Company. Readers are also encouraged to read and consider the risk factors and related uncertainties as described in the Annual Information Form of the Resulting Issuer, which is available on SEDAR+ at www.sedarplus.com. Such risk factors could materially affect the future operating results of the Company and could cause actual events to differ materially from those described in forward-looking statements.

METAL PRICE RISK

The Company’s profitability and long-term viability depend, in large part, upon the market price of metals that may be produced from the

Company’s properties, primarily gold. Market price fluctuations of these precious metals could adversely affect profitability of operations and lead to impairments of mineral properties. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control including but not limited to supply and demand, consumption patterns, macroeconomic factors (interest, exchange, inflation), banking and political conditions, nature and climate condition risks, and mining specific factors.

During the three months ended June 30, 2025, spot gold prices averaged $3,280 per ounce, compared to $2,338 per ounce during the comparative prior year quarter. During the period, the highest price was $3,435 per ounce and the lowest price was $3,015 per ounce.

During the six months ended June 30, 2025, spot gold prices (as measured by the London PM Fix price) averaged $3,067 per ounce, compared to $2,206 per ounce in the prior year. During the period, the highest price was $3,435 per ounce and the lowest price was $2,633 per ounce.

Gold prices reached all-time highs in the second quarter of 2025, briefly touching $3,500 per ounce and providing a year-to-date return of over 25%. Uncertainties surrounding tariff policies, geopolitical concerns and a weakening US dollar all contributed to gold’s strength. Investor interest was evident as global ETF holdings continued to rise. In the short-term, gold prices are likely to continue to be driven by financial market uncertainties, geopolitical tensions, and the US Federal Reserve policy signals. Going forward, more accommodative global monetary policies, sustained central bank interest and continued investor demand should be supportive of gold over the longer term.

Central banks have been net buyers of gold in 2025. Turkey and Poland are notable buyers. Geopolitical trends should continue to support central bank purchases in the long term.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

CURRENCY RISK

Currency fluctuations may affect the Company’s assets and liabilities and the costs that the Company incurs at its operations. Gold is sold throughout the world based principally on a US Dollar price, but a significant portion of the Company’s operating and capital expenses are incurred in West African CFA franc (XOF). XOF is pegged to the Euro at a fixed rate of 655.957 per Euro. This effectively means the Company primary currency exposure is to the Euro.

All else being equal, a higher USD/EUR exchange rate will result in lower costs to the Company when measured in its reporting currency of USD.

During the three months ended June 30, 2025, the average USD/EUR exchange rate was 1.1334, the lowest was 1.0793, and the highest was 1.1718. The rate at the end of the period was 1.1718.

For the six months ended June 30, 2025 the average USD/EUR exchange rate was 1.0930, the lowest was 1.0244, and the highest was 1.1718.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

9.	CONTINGENCIES

The Company may be involved in disputes with other parties in the future that may result in litigation. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company's financial condition, cash flows and results of operations.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

10.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

BASIS OF PREPARATION

The Company’s Condensed Consolidated Financial Statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34). Other than as noted, the accounting policies applied by the Company in these Condensed Consolidated Financial Statements are the same as those set out in the Allied Gold audited financial statements for the year ended December 31, 2024, except for those discussed below.

New accounting standards and amendments adopted

Amendment to IAS 21 – Effects of Changes in Foreign Exchange

On January 1, 2025, the Company adopted the Amendment to IAS 21 “The Effects of Changes in Foreign Exchange” (“IAS 21”), which specifies how to assess whether a currency is exchangeable and how to determine the exchange rate when it is not exchangeable. The amendment specifies that a currency is exchangeable when it can be exchanged through market or exchange mechanisms that create enforceable rights and obligations without undue delay at the measurement date and the specified purpose. For non-exchangeable currencies, an entity is required to estimate the spot exchange rate as the rate that would have applied to an orderly exchange transaction between market participants at the measurement date under prevailing economic conditions. The amendment did not have a significant impact on the Company's consolidated financial statements.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

New accounting standards and amendments to be adopted

IFRS 18 - Presentation and Disclosures of Financial Statements.

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures of Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies. IFRS 18 introduces three new sets of requirements:

•             Improved comparability in the statements of income which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the statements of income and provide new defined subtotals, including operating profit.

•             Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

•             More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted. The Company is currently evaluating the impact of this new standard.

Classification and Measurement of Financial Instruments - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On May 30, 2024, the IASB issued narrow scope amendments to IFRS 9 “Financial Instruments” (“IFRS 9”) and IFRS 7. The amendments include the clarification of the date of initial recognition or derecognition of financial liabilities, including financial liabilities that are settled in cash using an electronic payment system. The amendments also introduce additional disclosure requirements to enhance transparency regarding investments in equity instruments designated at FVOCI and financial instruments with contingent features. The amendments are effective for annual periods beginning on or after January 1, 2026 and are not expected to have an impact on the Company’s financial statements.

Contracts Referencing Nature-Dependent Electricity - Amendments to IFRS 9, Financial Instruments and IFRS 7, Financial Instruments: Disclosures

On December 18, 2024, the IASB issued targeted amendments to IFRS 9 and IFRS 7 to help companies better report the financial effects of nature-dependent electricity contracts. The amendments clarify the factors an entity would consider when assessing whether a renewable electricity contract qualifies for the own-use exemption under IFRS 9, as well as hedge accounting requirements for when a renewable electricity contract is designated as the hedging instrument in a cash flow hedge of forecasted sales or purchases of electricity. The amendments are effective for annual reporting periods beginning on or after January 1, 2026. The amendments shall be applied retrospectively, however prior periods need not be restated to reflect the application of the amendments. The Company is currently assessing the impact of the standard on the consolidated financial statements.

The condensed financial statements do not include all of the information required for a complete set of IFRS financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2024. Selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the audited financial statements for the year ended December 31, 2024.

CRITICAL JUDGEMENTS AND ESTIMATES

In preparing the consolidated financial statements in accordance with IFRS, management is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue and expenses. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact the Company's consolidated financial statements. Actual future outcomes may differ from present estimates. Management reviews its estimates and assumptions on an ongoing basis using the most current information available.

The critical judgements and key sources of estimation uncertainty in the application of accounting policies during the year ended December 31, 2024 are disclosed in note 5 to the Consolidated Financial Statements - Critical Judgements and Estimation Uncertainties.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

11.	NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP financial performance measures to supplement its Condensed Consolidated Interim Financial Statements, which are presented in accordance with IFRS, including the following:

•	Cash costs per gold ounce sold;

•	AISC per gold ounce sold;

•	Gross profit excluding DA;

•	Sustaining, Expansionary and Exploration Capital Expenditures;

•	Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share; and

•	EBITDA and Adjusted EBITDA.

The Company believes that these measures, together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company.

Non-GAAP financial performance measures, including cash costs(1), AISC(1), Gross profit excluding DA(1), Sustaining(1), Expansionary(1) and Exploration Capital Expenditures(1), Adjusted Net Earnings (Loss)(1), Adjusted Net Earnings (Loss) per Share(1), EBITDA(1) and Adjusted EBITDA(1), do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies. Non-GAAP financial performance measures intend to provide additional information, and should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and are not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Management’s determination of the components of non-GAAP financial performance measures and other financial measures are evaluated on a periodic basis, influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are described and retrospectively applied, as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

The measures of cash costs and AISC, along with revenue from sales, are considered to be key indicators of a Company’s ability to generate operating earnings and cash flows from its mining operations. This data is furnished to provide additional information and is a non-GAAP financial performance measure.

CASH COSTS PER GOLD OUNCE SOLD

Cash costs(1) include mine site operating costs such as mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Cash costs exclude DDA, exploration costs, accretion and amortization of reclamation and remediation, and capital, development and exploration spend. Cash costs include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure.

The Company discloses cash costs because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows for use in investing and other activities. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

Cash costs(1) are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

AISC PER GOLD OUNCE SOLD

AISC(1) figures are calculated generally in accordance with a standard developed by the World Gold Council (“WGC”), a non-regulatory, market development organization for the gold industry. Adoption of the standard is voluntary, and the standard is an attempt to create uniformity and a standard amongst the industry and those that adopt it. Nonetheless, the cost measures presented herein may not be comparable to other similarly titled measures of other companies. The Company is not a member of the WGC at this time.

AISC(1) include cash costs(1) (as defined above), mine sustaining capital expenditures (including stripping), sustaining mine-site exploration and evaluation expensed and capitalized, and accretion and amortization of reclamation and remediation. AISC(1) exclude capital expenditures attributable to projects or mine expansions, exploration and evaluation costs attributable to growth projects, DA, income tax payments, borrowing costs and dividend payments. AISC(1) include only items directly related to each mine site, and do not include any cost associated with the general corporate overhead structure. As a result, Total AISC(1) represent the weighted average of the three operating mines, and not a consolidated total for the Company. Consequently, this measure is not representative of all of the Company’s cash expenditures.

Sustaining capital expenditures are expenditures that do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s development projects as well as certain expenditures at the Company’s operating sites that are deemed expansionary in nature, such as the Sadiola Phased Expansion, the construction and development of Kurmuk and the PB5 pushback at Bonikro. Exploration capital expenditures represent exploration spend that has met criteria for capitalization under IFRS.

The Company discloses AISC, as it believes that the measure provides useful information and assists investors in understanding total sustaining expenditures of producing and selling gold from current operations, and evaluating the Company’s operating performance and its ability to generate cash flow. The most directly comparable IFRS measure is cost of sales. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

AISC are computed on a weighted average basis, with the aforementioned costs, net of by-product revenue credits from sales of silver, being the numerator in the calculation, divided by gold ounces sold.

The following tables provide detailed reconciliations from total costs of sales to cash costs(1) and AISC(1). Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(In thousands of US Dollars, unless	For three months ended June 30, 2025				For three months ended June 30, 2024
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$31,361	$30,366	$103,175	$164,902	$24,497	$31,330	$59,658	$115,485
DDA	12,056	3,495	5,635	21,186	9,830	1,126	1,402	12,358
Cost of Sales	$43,417	$33,861	$108,810	$186,088	$34,327	$32,456	$61,060	$127,843
Cash Cost Adjustments
DDA	$(12,056)	$(3,495)	$(5,635)	$(21,186)	$(9,830)	$(1,126)	$(1,402)	$(12,358)
Agbaou Contingent Consideration	—	828	—	828	—	36	—	36
Silver by-Product credit	(192)	(42)	(559)	(793)	(87)	(48)	(127)	(262)
Total Cash Costs(1)	$31,169	$31,152	$102,616	$164,937	$24,410	$31,318	$59,531	$115,259

AISC(1) Adjustments
Reclamation & Remediation Accretion	$137	$156	$419	$712	$218	$318	$561	$1,097
Exploration Capital	969	989	40	1,998	2,090	—	—	2,090
Exploration Expenses	26	23	3,789	3,838	213	2,254	587	3,054
Sustaining Capital Expenditures	3,228	13,720	979	17,927	2,559	1,269	1,998	5,826
IFRS 16 Lease Adjustments	322	322	—	644	—	30	—	30
Total AISC(1)	$35,851	$46,362	$107,843	$190,056	$29,490	$35,189	$62,677	$127,356

Gold Ounces Sold	22,517	14,938	43,648	81,103	19,036	15,066	50,509	84,611

Cost of Sales per Gold Ounce Sold	$1,928	$2,267	$2,493	$2,294	$1,803	$2,154	$1,209	$1,511
Cash Cost(1) per Gold Ounce Sold	$1,384	$2,085	$2,351	$2,034	$1,282	$2,079	$1,179	$1,362
AISC(1) per Gold Ounce Sold	$1,592	$3,104	$2,471	$2,343	$1,549	$2,336	$1,241	$1,505

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

(In thousands of US Dollars, unless	For six months ended June 30, 2025				For six months ended June 30, 2024
otherwise noted)	Bonikro	Agbaou	Sadiola	Total	Bonikro	Agbaou	Sadiola	Total
Cost of Sales, excluding DDA	$60,579	$56,524	$255,591	$372,694	$57,577	$67,077	$112,347	$237,001
DDA	18,855	5,278	16,010	40,143	16,636	3,460	3,364	23,460
Cost of Sales	$79,434	$61,802	$271,601	$412,837	$74,213	$70,537	$115,711	$260,461
Cash Cost Adjustments
DDA	$(18,855)	$(5,278)	$(16,010)	$(40,143)	$(16,636)	$(3,460)	$(3,364)	$(23,460)
Cost of production of ounces distributed as dividend-in-kind	—	—	9,135	9,135	—	—	—	—
Agbaou Contingent Consideration	—	1,947	—	1,947	—	719	—	719
Silver by-Product credit	(329)	(113)	(607)	(1,049)	(201)	(92)	(227)	(520)
Total Cash Costs(1)	$60,250	$58,358	$264,119	$382,727	$57,376	$67,704	$112,120	$237,200

AISC(1) Adjustments to Total Cash Costs(1) noted above
Reclamation & Remediation Accretion	$275	$312	$837	$1,424	$436	$636	$1,121	$2,193
Exploration Capital	1,644	1,677	153	3,474	3,740	—	—	3,740
Exploration Expenses	472	259	6,221	6,952	387	4,871	2,626	7,884
Sustaining Capital Expenditures	5,680	24,552	2,087	32,319	7,585	2,215	2,468	12,268
IFRS 16 Lease Adjustments	644	644	—	1,288	—	56	—	56
Total AISC(1)	$68,965	$85,802	$273,417	$428,184	$69,524	$75,482	$118,335	$263,341

Gold Ounces Sold(8)	43,441	33,501	135,681	212,623	40,340	34,030	95,377	169,747
Gold Ounces Sold excluding ounces distributed as dividend-in-kind	43,441	33,501	127,526	204,468	40,340	34,030	95,377	169,747

Cost of Sales per Gold Ounce Sold	$1,829	$1,845	$2,130	$2,019	$1,840	$2,073	$1,213	$1,534
Cash Cost(1) per Gold Ounce Sold	$1,387	$1,742	$1,947	$1,800	$1,422	$1,990	$1,176	$1,397
AISC(1) per Gold Ounce Sold	$1,588	$2,561	$2,015	$2,014	$1,723	$2,218	$1,241	$1,551

GROSS PROFIT EXCLUDING DDA

The Company uses the financial measure “Gross Profit excluding DDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Gross profit excluding DDA is calculated as Gross Profit plus DDA.

The Company discloses Gross Profit excluding DDA(1) because it understands that certain investors use this information to determine the Company’s ability to generate earnings and cash flows. The Company believes that conventional measures of performance prepared in accordance with IFRS do not fully illustrate the ability of its operating mines to generate cash flows. The most directly comparable IFRS measure is Gross Profit. As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

The reconciliation of Gross Profit to Gross Profit Excluding DDA can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results and Section 4: Review of Operations and Mine Performance, for the relevant mines.

ADJUSTED NET EARNINGS (LOSS) AND ADJUSTED NET EARNINGS (LOSS) PER SHARE

The Company uses the financial measures “Adjusted Net Earnings (Loss)”(1) and the non-GAAP ratio “Adjusted Net Earnings (Loss) per share”(1) to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share are calculated as Net Earnings (Loss) attributable to Shareholders of the Company, excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) related to the reverse takeover transaction events and other items,

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense),

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Deferred income tax recovery (expense) on the translation of foreign currency inter-corporate debt,

•	One-time tax adjustments to historical deferred income tax balances relating to changes in enacted tax rates,

•	Non-recurring expenditures or provisions,

•	Any other non-recurring adjustments and the tax impact of any of these adjustments calculated at the statutory effective rate for the same jurisdiction as the adjustment.

Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the core mining performance for the period and to assist with planning and forecasting of future operations. Management believes that the presentation of Adjusted Net Earnings (Loss) and Adjusted Net Earnings (Loss) per share provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s profitability from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted Net Earnings (Loss)(1) and Adjusted Net Earnings (Loss)(1) per share, which are otherwise included in the determination of Net Earnings (Loss) and Net Earnings (Loss) per share prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period profitability.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

The reconciliation of Net (Loss) Earnings to attributable to Shareholders of the Company to Adjusted Net Earnings can be found in Section 1: Highlights and Relevant Updates of this MD&A, under the Summary of Financial Results.

EBITDA AND ADJUSTED EBITDA

The Company uses the financial measures “EBITDA” and "Adjusted EBITDA” to supplement information in its financial statements. The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company’s performance.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

EBITDA(1) is calculated as Net Earnings (Loss), plus Finance Costs, DDA, Current income tax expense and Deferred income tax expense. Adjusted EBITDA calculated is further calculated as EBITDA(1), excluding non-recurring items, items not related to a particular periods and/or not directly related to the core mining business such as the following, with notation of Gains (Losses) as they would show up on the financial statements.

•	Gains (losses) on the revaluation of historical call and put options,

•	Unrealized Gains (losses) on financial instruments and embedded derivatives,

•	Write-offs (reversals) on mineral interest, exploration and evaluation and other assets,

•	Gains (losses) on sale of assets,

•	Unrealized foreign exchange gains (losses),

•	Share-based (expense),

•	Unrealized foreign exchange gains (losses) related to revaluation of deferred income tax asset and liability on non-monetary items,

•	Non-recurring expenditures or provisions,

•	Non-recurring adjustments from unusual events or circumstances are reviewed from time to time based on materiality and the nature of the event or circumstance.

Management uses these measures for internal valuation of the cash flow generation ability of the period and to assist with planning and forecasting of future operations. Management believes that the presentation of EBITDA(1) and Adjusted EBITDA(1) provide useful information to investors because they exclude non-recurring items, items not related to or not indicative of current or future periods' results and/or not directly related to the core mining business and are a better indication of the Company’s cash flow from operations as evaluated by internal management and the board of directors. The items excluded from the computation of Adjusted EBITDA(1), which are otherwise included in the determination of Net Earnings (Loss) prepared in accordance with IFRS, are items that the Company does not consider to be meaningful in evaluating the Company’s past financial performance or the future prospects and may hinder a comparison of its period-to-period performance comparisons.

The most directly comparable IFRS measure is Net Earnings (Loss). As aforementioned, this non-GAAP measure does not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to similar measures employed by other companies, should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS, and is not necessarily indicative of operating costs, operating earnings or cash flows presented under IFRS.

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2025	2024	2025	2024
Net (Loss) Earnings	$(15,524)	$16,419	$24,413	$15,577
Finance costs, net	$2,764	$7,082	$8,074	$12,719
DDA	21,186	12,358	40,143	23,460
Current income tax expense	14,560	18,894	42,260	27,380
Deferred income tax expense	(24)	769	11,320	5,748
EBITDA(1)	$22,962	$55,522	$126,210	$84,884

	For three months ended June 30,		For six months ended June 30,
(In thousands of US Dollars)	2025	2024	2025	2024
EBITDA(1)	$22,962	$55,522	$126,210	$84,884
Loss on revaluation of financial instrument	13,971	2,099	28,087	3,882
Share-based expense	17,170	2,011	21,277	4,138
Other Adjustments*	17,620	(3,148)	29,983	(1,066)
Adjusted EBITDA(1)	$71,723	$56,484	$205,557	$91,838

*Comprises contingencies and other legal matter costs of $5.6 million for the second quarter ($9.9 million year-to-date) and corporate development and transaction related costs of $9.2 million for the second quarter ( $10.2 million year-to-date), along with other items that are individually insignificant.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

12.	CAUTIONARY STATEMENTS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

This MD&A provides a discussion and analysis of the financial condition and results of operations to enable a reader to assess material changes in financial condition between June 30, 2025, and December 31, 2024, and results of operations for the three and six months ended June 30, 2025, and June 30, 2024.

This MD&A has been prepared as of August 6, 2025. This MD&A is intended to supplement and complement the Consolidated Financial Statements prepared in accordance with IFRS. Readers are encouraged to review the Consolidated Financial Statements in conjunction with their review of this MD&A. Certain notes to the Consolidated Financial Statements are specifically referred to in this MD&A. All dollar amounts in the MD&A are in US Dollars, unless otherwise specified.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking information” including "future oriented financial information" under applicable Canadian securities legislation. Except for statements of historical fact relating to the Company, information contained herein constitutes forward-looking information, including, but not limited to, any information as to the Company’s strategy, objectives, plans or future financial or operating performance. Forward-looking statements are characterized by words such as “plan”, “expect”, “budget”, “target”, “project”, “intend”, “believe”, “anticipate”, “estimate” and other similar words or negative versions thereof, or statements that certain events or conditions “may”, “will”, “should”, “would” or “could” occur. In particular, forward looking information included in this MD&A includes, without limitation, statements with respect to:

•	the Company’s expectations in connection with the production and exploration, development and expansion plans at the Company’s projects discussed herein being met;

•	the Company’s plans to continue building on its base of significant gold production, development-stage properties, exploration properties and land positions in Mali, Côte d’Ivoire and Ethiopia through optimization initiatives at existing operating mines, development of new mines, the advancement of its exploration properties and, at times, by targeting other consolidation opportunities with a primary focus in Africa;

•	the Company’s expectations relating to the performance of its mineral properties;

•	the estimation of Mineral Reserves and Mineral Resources;

•	the timing and amount of estimated future production;

•	the estimation of the life of mine of the Company’s projects;

•	the timing and amount of estimated future capital and operating costs;

•	the costs and timing of exploration and development activities;

•	the Company’s expectation regarding the timing of feasibility or pre-feasibility studies, conceptual studies or environmental impact assessments;

•	the effect of government regulations (or changes thereto) with respect to restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people, mine safety and receipt of necessary permits;

•	the Company’s community relations in the locations where it operates and the further development of the Company’s social responsibility programs; and

•	the Company’s expectations regarding the payment of any future dividends.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

Forward-looking information is based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made, and is inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking information. These factors include the Company’s dependence on products produced from its key mining assets; fluctuating price of gold; risks relating to the exploration, development and operation of mineral properties, including but not limited to adverse environmental and climatic conditions, unusual and unexpected geologic conditions and equipment failures; risks relating to operating in emerging markets, particularly Africa, including risk of government expropriation or nationalization of mining operations; health, safety and environmental risks and hazards to which the Company’s operations are subject; the Company’s ability to maintain or increase present level of gold production; nature and climatic condition risks; counterparty, credit, liquidity and interest rate risks and access to financing; cost and availability of commodities; increases in costs of production, such as fuel, steel, power, labour and other consumables; risks associated with infectious diseases; uncertainty in the estimation of Mineral Reserves and Mineral Resources; the Company’s ability to replace and expand Mineral Resources and Mineral Reserves, as applicable, at its mines; factors that may affect the Company’s future production estimates, including but not limited to the quality of ore, production costs, infrastructure and availability of workforce and equipment; risks relating to partial ownerships and/or joint ventures at the Company’s operations; reliance on the Company’s existing infrastructure and supply chains at the Company’s operating mines; risks relating to the acquisition, holding and renewal of title to mining rights and permits, and changes to the mining legislative and regulatory regimes in the Company’s operating jurisdictions; limitations on insurance coverage; risks relating to illegal and artisanal mining; the Company’s compliance with anti-corruption laws; risks relating to the development, construction and start-up of new mines, including but not limited to the availability and performance of contractors and suppliers, the receipt of required governmental approvals and permits, and cost overruns; risks relating to acquisitions and divestures; title disputes or claims; risks relating to the termination of mining rights; risks relating to security and human rights; risks associated with processing and metallurgical recoveries; risks related to enforcing legal rights in foreign jurisdictions; competition in the precious metals mining industry; risks related to the Company’s ability to service its debt obligations; fluctuating currency exchange rates (including the US Dollar, Euro, West African CFA Franc and Ethiopian Birr exchange rates); the values of assets and liabilities based on projected future conditions and potential impairment charges; risks related to shareholder activism; timing and possible outcome of pending and outstanding litigation and labour disputes; risks related to the Company’s investments and use of derivatives; taxation risks; scrutiny from non-governmental organizations; labour and employment relations; risks related to third-party contractor arrangements; repatriation of funds from foreign subsidiaries; community relations; risks related to relying on local advisors and consultants in foreign jurisdictions; the impact of global financial, economic and political conditions, global liquidity, interest rates, inflation and other factors on the Company’s results of operations and market price of common shares; risks associated with financial projections; force majeure events; the Company’s plans with respect to dividend payment; transactions that may result in dilution to common shares; future sales of common shares by existing shareholders; the Company’s dependence on key management personnel and executives; possible conflicts of interest of directors and officers of the Company; the reliability of the Company’s disclosure and internal controls; compliance with international ESG disclosure standards and best practices; vulnerability of information systems including cyber attacks; as well as those risk factors discussed or referred to herein.

Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that could cause actions, events or results to not be as anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. The Company undertakes no obligation to update forward-looking information if circumstances or management’s estimates, assumptions or opinions should change, except as required by applicable law. The reader is cautioned not to place undue reliance on forward-looking information. The forward-looking information contained herein is presented for the purpose of assisting investors in understanding the Company’s expected financial and operational performance and results as at and for the periods ended on the dates presented in the Company’s plans and objectives and may not be appropriate for other purposes.

NOTES ON MINERAL RESERVES AND MINERAL RESOURCES

Mineral Resources are stated effective as at December 31, 2024, reported at a 0.5 g/t cut-off grade, constrained within an $1,800/ounce pit shell and estimated in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Standards”) and National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). Where Mineral Resources are stated alongside Mineral Reserves, those Mineral Resources are inclusive of, and not in addition to, the stated Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Mineral Reserves are stated effective as at December 31, 2024 and estimated in accordance with CIM Standards and NI 43-101. The Mineral Reserves:

•	are inclusive of the Mineral Resources which were converted in line with the material classifications based on the level of confidence within the Mineral Resource estimate;

•	reflect that portion of the Mineral Resources which can be economically extracted by open pit methods;

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

•	consider the modifying factors and other parameters, including but not limited to the mining, metallurgical, social, environmental, statutory and financial aspects of the project;

•	include an allowance for mining dilution and ore loss.

Mineral Reserve and Mineral Resource estimates are shown on a 100% basis. Designated government entities and national minority shareholders hold the following interests in each of the mines: 20% of Sadiola, 10.11% of Bonikro and 15% of Agbaou. Only a portion of the government interests are carried. The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters into commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

The Mineral Resource and Mineral Reserve estimates for each of the Company’s mineral properties have been approved by the qualified persons within the meaning of NI 43-101 as set forth below:

Mineral Property	Qualified Person of Mineral Resources	Qualified Person of Mineral Reserves
Sadiola Mine	Shane Fieldgate	Steve Craig
Korali-Sud Mine	Phillip Schiemer	Steve Craig
Kurmuk Project	Phillip Schiemer	Steve Craig
Bonikro Mine	Phillip Schiemer	Esteban Chacon
Agbaou Mine	Phillip Schiemer	Esteban Chacon

Except as otherwise disclosed, all scientific and technical information contained in this MD&A has been reviewed and approved by Sébastien Bernier, P.Geo (Senior Vice President, Technical Services). Mr. Bernier is an employee of Allied and a "Qualified Person" as defined by Canadian Securities Administrators' National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”)

INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal Controls Over Financial Reporting (“ICFR”)

The Chairman & Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing ICFR or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The Company’s internal control framework is designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Chairman & Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design and operating effectiveness of internal controls over financial reporting as defined by NI 52-109 as at June 30, 2025. Based on this evaluation, the Executive Chairman & Chief Executive Officer and Chief Financial Officer concluded that the Company's ICFR were designed effectively as at June 30, 2025.

There was no change in the Company’s internal control over financial reporting for the three months ended June 30, 2025 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Disclosure Controls and Procedures (“DCP”)

DCP have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is gathered and communicated to senior management to allow timely decisions regarding required disclosure. The Company’s Chairman & Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the DCP, that as at June 30, 2025, the Company’s DCP have been designed to provide reasonable assurance that material information is made known to them by others within the Company.

Control and Procedure Limitations

The Company’s management, including the Chairman & Chief Executive Officer and Chief Financial Officer, believe that any ICFR and DCP, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

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ALLIED GOLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and six months ended June 30, 2025

ENDNOTES

(1)	This is a non-GAAP financial performance measure. A cautionary note regarding non-GAAP financial performance measures, along with detailed reconciliations and descriptions, can be found in Section 11: Non-GAAP Financial Performance Measures.

(2)	Adjustments to net earnings are those attributable to the Shareholders of the Company.

(3)	Net working capital is defined as the excess of current assets over current liabilities. Current liabilities for the purpose of the net working capital calculation exclude the borrowings associated with the Convertible Debenture, which is classified as current as per IAS 1. Holders can convert at any time, but a conversion would not result in a cash outlay for the Company as it would be settled in shares.

(4)	Historically, Cost of sales was presented inclusive of DDA. Cost of sales is the sum of mine production costs, royalties, and refining cost, while DDA refers to the sum of DDA of mining interests. Starting in the prior year, these figures appear on the face of the Consolidated Financial Statements. The metric “Total cost of sales per ounce sold” is defined as Cost of sales inclusive of DDA, divided by ounces sold.

(5)	Each stock option is exercisable into one common share of the Company, upon vesting. Restricted and Deferred share units are fully vested and redeemable into one common share of the Company.

(6)	Working Capital movement refers to the sum of

a.	(Increase) / decrease in trade and other receivables

b.	(Increase) / decrease in inventories

c.	Increase / (decrease) in trade and other payables

(7)	The Government of Ethiopia is entitled to a 7% equity participation in Kurmuk once the mine enters commercial production and certain governmental commitments such as public road upgrades and installation of a power line are complete.

(8)	Included in gold ounces sold for the six months ended June 30, 2025 are 8,155 ounces from Korali-Sud not included in revenue, as they were distributed to the Government of Mali as an advance dividend-in-kind at prevailing market prices.

(9)	Cost of Sales per Gold Ounces Sold is determined based on ounces considered revenue not including those advanced as a dividend-in-kind, while Cash Costs(1) and AISC(1) are determined based on total sales of gold ounces, including the ounces advanced as a dividend-in-kind, along with the costs of production associated with those ounces.

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